UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Forma Therapeutics Holdings, Inc.

(Name of Subject Company)

Forma Therapeutics Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number of Class of Securities)

Frank D. Lee

President & Chief Executive Officer

Forma Therapeutics Holdings, Inc

300 North Beacon Street

Suite 501

Watertown, Massachusetts 02472

(617) 679-1970

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

William D. Collins, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Forma Therapeutics Holdings, Inc., a Delaware corporation (“Forma” or the “Company”). The address of Forma’s principal executive office is 300 North Beacon Street, Suite 501, Watertown, Massachusetts 02472, and its telephone number is (617) 679-1970.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Forma’s common stock, par value $0.001 per share. As of the close of business on September  13, 2022, there were 47,866,342 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Forma, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forma for $20.00 per Share, net to the seller of such Shares in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Novo and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 15, 2022. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Forma’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2022 (as it may be amended or supplemented, the “Merger Agreement”), by and among Forma, Purchaser and Novo, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Forma (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the state of Delaware, as amended (the “DGCL”), with Forma continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned indirect subsidiary of Novo, without a meeting or vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Upon the closing of the Merger and filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”), each Share (other than Shares (i) held in treasury of Forma, (ii) that as of immediately prior to the Effective Time were owned by Novo, any subsidiary of Novo (excluding Purchaser), any subsidiary of Forma or Purchaser, (iii) irrevocably accepted for payment in the

Offer (collectively, the “Excluded Shares”) and/or (iv) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. The treatment of equity awards under Forma’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Forma and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn prior to the expiration date of the Offer that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates, represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”) on the expiration date of the Offer; (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has expired or been terminated; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one (1) minute after 11:59 p.m. (New York City time) on the date that is twenty (20) business days following the commencement of the Offer (the “Expiration Date”). The expiration date may be extended: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Novo or Purchaser if permitted under the Merger Agreement, then Purchaser may, or upon written request by Forma shall, extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by Forma and Novo) in order to permit the satisfaction of such Offer Conditions (subject to the right of Novo or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); provided, however, that Purchaser shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than February 28, 2023, which is six months after the date of the Merger Agreement (as may be extended until June 30, 2023, in accordance with the Merger Agreement, (the “End Date”); and (ii) Purchaser shall extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or Global Select Market (“Nasdaq”).

As set forth in the Schedule TO, the address of the principal executive office of each of Novo and Purchaser is Novo Allé, DK-2880, Bagsvaerd, Denmark. The telephone number of each of Novo and Purchaser is +45 4444-8888.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Forma, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Forma or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Novo, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Forma (the “Forma Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Novo and Purchaser and Their Affiliates

Merger Agreement

On August 31, 2022, Forma, Novo and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Forma, Novo and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Forma’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Forma to Novo and Purchaser and representations and warranties made by Novo and Purchaser to Forma. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Forma, Novo or Purchaser in Forma’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Forma to Novo and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Forma, Novo and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Forma, Novo or Purchaser. Forma’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Forma, Novo, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Forma’s or Novo’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreements

Novo Nordisk Health Care AG (“Novo Health Care”) and Forma entered into a Confidentiality Agreement, effective June 27, 2022 (the “Confidentiality Agreement”), in connection with Novo’s consideration of a potential negotiated transaction with Forma. Under the terms of the Confidentiality Agreement, Novo Health Care agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to Forma, including the existence and content of any discussions in connection with a possible transaction, for a period lasting three years from the date of the Confidentiality Agreement. Novo Health Care also agreed to abide by a standstill provision for a period of twelve months, which standstill restrictions may be waived by Forma or terminated under certain circumstances. For further discussion, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.”

Previously, Novo Health Care and Forma entered into a Mutual Confidentiality Agreement, dated January 18, 2022, for purposes of evaluating a potential business relationship between Novo Health Care and Forma related to Etavopivat (the “Prior Confidentiality Agreement”). The Prior Confidentiality Agreement does not contain any standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement and Prior Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto, and the Prior Confidentiality Agreement, which is filed as Exhibits (e)(2) hereto, and is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Novo Health Care and Forma entered into a letter agreement, dated August 17, 2022 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Novo Health Care and Forma from the date of the Exclusivity Agreement until August 31, 2022.

The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

In connection with entering into the Merger Agreement, Novo and Purchaser entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of August 31, 2022 with RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Dr. Peter Kolchinsky (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 19% of the outstanding Shares as of August 31, 2022.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (other than Company Options, Company RSUs or Company Stock Awards that are not exercised or settled during the term of the Support Agreement) owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreement;

•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of Forma contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•

against any change in the membership of the Forma Board (unless such proposed change in the Forma Board was proposed by the Forma Board and is not in connection with or in support of any actual or potential acquisition proposal); and

•

against any acquisition proposal and against any other action, agreement or transaction involving Forma that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreement.

Each Supporting Stockholder also granted Novo an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Forma, each subject to customary exceptions.

The Support Agreement will terminate with respect to a Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any material modification or amendment to the Merger Agreement or if the Offer is effected without Stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to such Stockholder pursuant to the terms of the Merger Agreement and (d) mutual written consent of Novo and such Supporting Stockholder.

The foregoing summary and the summary of the Tender and Support Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between Forma and its Executive Officers, Directors and Affiliates

Certain Forma executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) that are different from, or in addition to, the interests of shareholders generally. The Forma Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Forma Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the arrangements between Forma and its named executive officers, see the information included under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Treatment of Equity Awards in the Transaction — Golden Parachute Compensation”.

Forma’s executive officers are as follows:

Name	Position
Frank D. Lee	President and Chief Executive Officer
John E. Bishop, Ph.D.	Senior Vice-President, Chief Technology Officer
Brian Lesser	Senior Vice-President, Commercial
Agustín Melián, M.D.	Executive Vice President, Research and Development
Jeannette Potts, Ph.D., J.D.	Senior Vice-President, General Counsel & Corporate Secretary
Todd Shegog	Senior Vice-President, Chief Financial Officer

Effect of the Transactions on Company Equity Awards

Immediately prior to the Effective Time and consistent with the terms of the Forma Therapeutics Holdings, Inc. 2012 Amended and Restated Equity Incentive Plan, the Forma Therapeutics Holdings, Inc. 2019 Stock Incentive Plan, the Forma Therapeutics Holdings, Inc. 2020 Stock Option and Incentive Plan, and the Inducement Non-Qualified Stock Option Agreements and the Inducement Restricted Stock Unit Agreements entered into by and between the Company and Agustin Melian and Linea Aspesi, respectively, each dated July 11, 2022 (the “Company Equity Incentive Plans”), copies of which are filed as Exhibits (e)(6), (e)(7), (e)(8), (e)(9) and (e)(10) to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each Company Option, whether vested or unvested, that is outstanding and unexercised at such time will be cancelled and converted into the right to receive, for each Shares underlying such Company Option, an amount (without interest and subject to any applicable withholding tax) in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option.

Immediately prior to the Effective Time and consistent with the terms of the Company Equity Incentive Plans, under which all Company RSUs were granted, subject to the Merger Agreement, each Company RSU whether vested or unvested, that is outstanding at such time will be cancelled and converted into the right to receive, for each Share underlying such Company RSU, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Merger Consideration.

Immediately prior to the Effective Time and consistent with the terms of the Company Equity Incentive Plans, under which all Company Restricted Stock Awards were granted, subject to the Merger Agreement, each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, for each Share underlying such Company Restricted Award, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Merger Consideration.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “— Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger” below.

Effect of the Transactions on the Company ESPP

With respect to the Forma Therapeutics Holdings, Inc. 2020 Employee Stock Purchase Plan (the “Company ESPP”), the Merger Agreement provides that (i) no new Offering (as defined in the Company ESPP) will be commenced following the date of the Merger Agreement under the Company ESPP, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during any current Offering from those in effect as of the date of the Merger Agreement, (iii) no individuals shall commence participation in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time, (iv) each purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (x) the scheduled purchase date for such Offering and (y) the date that is seven (7) business days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Shares returned to the participant) and (v) the Company ESPP shall terminate immediately prior to the Effective Time.

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

Immediately prior to the Effective Time, subject to the Merger Agreement, each Company Option, Company RSU and Company Restricted Stock Award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section entitled “— Effect of the Transactions on Company Equity Awards.”

Vested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of Shares subject to his or her vested Company Options outstanding and exercisable as of August 31, 2022, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no Company Options will be exercised between August 31, 2022, and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) Merger Consideration of $20.00 per share, net of the weighted average exercise price of such individual’s vested Company Options that have an exercise price below $20.00 per share, multiplied by (ii) the total number of Shares subject to such individual’s vested Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares of Common Stock Underlying Vested Company Stock Options	Weighted Average Exercise Price	Estimated Aggregate Vested Company Stock Option Payment(1)
Executive Officers:
Frank D. Lee(2)	1,095,208	$5.21	$16,196,133
John E. Bishop, PhD.	0	$0.00	$0.00
Brian Lesser	62,619	$5.23	$925,057
Agustín Melián, M.D.	0	$0.00	$0.00
Jeannette Potts, PhD., J.D.	154,346	$5.21	$2,282,545
Todd Shegog	193,039	$5.19	$2,858,289

Directors:
Timothy P. Clackson, Ph.D.	50,650	$5.26	$746,536
Marsha Fanucci	42,079	$5.30	$618,379
Wayne A.I. Frederick, M.D.	0	$0.00	$0.00
Peter Kolchinsky, Ph.D.	0	$0.00	$0.00
Arturo Molina, M.D.	0	$0.00	$0.00
Thomas G. Wiggans	0	$0.00	$0.00
Peter Wirth, J.D.	42,079	$5.30	$618,379

(1)

To estimate the aggregate amount payable in respect of an individual’s vested Company Options, (a) the aggregate number of Shares subject to such vested Company Options that have an exercise price below $20.00 was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such vested Company Options.

(2)	Frank D. Lee is also a director of the Company.

Unvested Company Options. The following table identifies for each of the Company’s executive officers and directors the number of Shares subject to his or her unvested and unexercised Company Options outstanding as of August 31, 2022, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no Company Options will vest (and thereby become vested Company Options) or be exercised between August 31, 2022, and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) Merger Consideration of $20.00 per share, net of the weighted average exercise price of such individual’s unvested Company Options that have an exercise price below $20.00 per share, multiplied by (ii) the total number of Shares subject to such individual’s unvested Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares of Common Stock Underlying Unvested Company Stock Options	Weighted Average Exercise Price	Estimated Aggregate Unvested Company Stock Option Payment(1)
Executive Officers:
Frank D. Lee(2)	583,883	$6.74	$7,744,250
John E. Bishop, PhD.	38,930	$9.86	$394,750
Brian Lesser	72,157	$7.64	$891,706
Agustín Melián, M.D.	118,000	$8.20	$1,392,400
Jeannette Potts, PhD., J.D.	111,790	$6.80	$1,475,883
Todd Shegog	139,068	$6.90	$1,821,913

Directors:
Timothy P. Clackson, Ph.D.	7,530	$6.01	$105,353
Marsha Fanucci	6,750	$6.12	$93,690
Wayne A.I. Frederick, M.D.	6,750	$6.12	$93,690
Peter Kolchinsky, Ph.D.	6,750	$6.12	$93,690
Arturo Molina, M.D.	23,500	$10.29	$228,193
Thomas G. Wiggans	6,750	$6.12	$93,690
Peter Wirth, J.D.	6,750	$6.12	$93,690

(1)

To estimate the aggregate amount payable in respect of an individual’s unvested Company Options, (a) the aggregate number of Shares subject to such unvested Company Options that have an exercise price below $20.00 was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such unvested Company Options.

(2)	Frank D. Lee is also a director of the Company.

Company RSUs. The following table identifies for each of the Company’s executive officers and directors the number of Shares subject to his or her Company RSUs outstanding as of August 31, 2022, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company RSUs will vest and be settled between August 31, 2022, and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Merger Consideration of $20.00 per share, multiplied by the total number of shares subject to each applicable award.

	Shares of Common Stock Underlying Company RSUs	Estimated Aggregate Company RSU Payment (1)
Executive Officers:
Frank D. Lee(2)	164,980	$3,299,600
John E. Bishop, PhD.	42,450	$849,000
Brian Lesser	34,075	$681,500
Agustín Melián, M.D.	79,000	$1,580,000
Jeannette Potts, PhD., J.D.	35,725	$714,500
Todd Shegog	45,705	$914,100

Directors:
Timothy P. Clackson, Ph.D.	4,500	$90,000
Marsha Fanucci	4,500	$90,000
Wayne A.I. Frederick, M.D.	4,500	$90,000
Peter Kolchinsky, Ph.D.	4,500	$90,000
Arturo Molina, M.D.	10,000	$200,000
Thomas G. Wiggans	4,500	$90,000
Peter Wirth, J.D.	4,500	$90,000

(1)	To estimate the value of payments for Company RSUs, the aggregate number of shares subject to the Company RSUs was multiplied by the Merger Consideration.
(2)	Frank D. Lee is also a director of the Company.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of August 31, 2022, excluding Company RSUs and Shares underlying Company Options (whether or not currently exercisable), and assuming no such Company Options are exercised following the date of this Schedule 14D-9, the executive officers and directors of Forma beneficially own 325,009 Shares.

The following table sets forth as described above the number of Shares beneficially owned as of August 31, 2022 by each of Forma’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.

Name of Executive Officer	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Frank D. Lee(1)	54,437	$1,088,740
John E. Bishop, PhD.	5,500	$110,000
Brian Lesser	22,355	$447,100
Agustín Melián, M.D.	0	$0.00
Jeannette Potts, PhD., J.D.	16,305	$326,100
Todd Shegog	16,125	$322,500

Name of Director	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Timothy P. Clackson, Ph.D.	26,340	$526,800
Marsha Fanucci	55,282	$1,105,640
Wayne A.I. Frederick, M.D.	2,750	$55,000
Peter Kolchinsky, Ph.D.	2,750	$55,000
Arturo Molina, M.D.	0	$0.00
Thomas G. Wiggans	2,750	$55,000
Peter Wirth, J.D.	130,415	$2,608,300
All executive officers and directors as a group (13 persons)	335,009	$6,700,180

(1)	Frank D. Lee is also a director of the Company.

Arrangements with Forma’s Executive Officers

Employment Arrangements

Forma is party to preexisting employment agreements with each of its executive officers. Forma may terminate the executive officers’ employment with the Company at any time, with or without cause. Each of the employment agreements sets forth the initial compensation arrangements for the executive officer, including an initial base salary and an annual target cash incentive opportunity (the “Target Bonus”). These agreements, together with the indemnification agreement for certain executive officers executed upon commencing employment with the Company, set forth the rights and responsibilities of each party.

Pursuant to such employment agreements with each of Drs. Bishop, Melián, and Potts, and Messrs. Lesser and Shegog (the “SVP Employment Agreements”) and Mr. Lee (the “CEO Employment Agreement”), each such executive officer is entitled to certain severance benefits upon a termination without “cause” (as defined in the applicable executive officer’s employment agreement) or a resignation due to the existence of a “good reason condition” (as defined in the applicable executive officer’s employment agreement) (a “Qualifying Termination”) as set forth below.

Under the CEO Employment Agreement and SVP Employment Agreements, as applicable, if the executive officers experience a Qualifying Termination within a period from three months prior to and ending 12 months following the date the “Change in Control” (as defined in the executive officer’s employment agreement) (the “Change in Control Period”), then the executive officers will be entitled to the following: (i) a lump sum cash payment equal to 1.0 times (1.5 times for Mr. Lee) the sum of (A) the then current base salary (or the base salary in effect immediately prior to the Change in Control, if higher) and, (B) the Target Bonus for the then current year, (ii) all time-based stock options and other stock-based awards subject to time-based vesting shall immediately accelerate and become fully exercisable or nonforfeitable as of the later of (A) the date of termination or (B) the effective date of the Separation Agreement and Release (as defined in the applicable executive officer’s employment agreement), and (iii) if the executive officer properly elects to continue health coverage under COBRA, then, subject to his or her copayment of the premium amounts at the applicable active employees’ rate, a monthly payment equal to the monthly employer contribution that Company would have made to provide health insurance to him or her if he or she had remained employed by Company until the earliest of (A) the 12 month (18 month for Mr. Lee) anniversary of the date of termination, (B) the executive officer’s eligibility for group medical plan benefits under any other employer’s group medical plan, or (C) the cessation of the executive officer’s continuation rights under COBRA.

If any of the executive officers experience a Qualifying Termination outside of the Change in Control Period then such executive officer will be entitled to the following: (i) payment of 12 months of the then current base salary, (ii) payment of the Target Bonus prorated based on the termination date, and (iii) if the executive officer properly elects to continue health coverage under COBRA, then, subject to the his or her copayment of the premium amounts at the applicable active employees’ rate, a monthly payment equal to the monthly employer contribution that Company would have made to provide health insurance to him or her if he had remained employed by Company until the earliest of (A) the 12 month anniversary of the date of termination, (B) the executive officer’s eligibility for group medical plan benefits under any other employer’s group medical plan, or (C) the cessation of the executive officer’s continuation rights under COBRA.

For purposes of the CEO Agreement and the SVP Employment Agreements, “Good Reason Condition” shall mean the following actions by Company, in each case without executive officer’s consent: (i) a material reduction in the executive officer’s base salary (other than an across-the-board decrease in base salary applicable to all executive officers of the Company); (ii) a material breach of the executive officer’s employment agreement by the Company; (iii) a material reduction in executive officer’s duties, authority or responsibilities relative to the executive officer’s duties, authority and responsibilities in effect immediately prior to such reduction, provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity will not constitute a “Good Reason Condition”; and (iv) the relocation of the executive officer’s principal place of employment in a manner that lengthens the executive officer’s one-way commute distance by fifty or more miles from the executive officer’s then-current principal place of employment immediately prior to such relocation.

The estimated value of the severance payments and benefits for each of the Company’s named executive officers is set forth below in the table entitled “—Golden Parachute Compensation”. If there is a Qualifying Termination within the Change In Control Period, the estimated aggregate cash severance payment for all of the Company’s executive officers who are not named executive officers, is $2,579,909.

Change in Control Severance Policy For Non-Executive Employees.

In connection with the Transactions, on August 21, 2022, the Compensation Committee of the Forma Board (the “Compensation Committee”) adopted a written severance policy (the “CIC Severance Policy”) memorializing for convenience Forma’s ordinary course severance guidelines for non-executive employees into a single written change in control severance policy. Each Forma non-executive full-time employee as of date of the Merger Agreement that is not party to any individual employment agreement or offer letter with the Company that provides for severance payments in connection with a Change in Control (as defined in the CIC Severance Policy) is eligible for benefits under the CIC Severance Policy if terminated by Forma or its successor without cause and the date of termination occurs within the Change in Control Period (as defined below). If eligible, he or she will be entitled to receive certain payments and benefits, as applicable, subject to his or her execution of a general release of claims within 30 days following the date of such termination. None of Forma’s executive officers are eligible to receive any payments under the CIC Severance Policy. The table set forth below reflects the severance payments:

Title	Target Bonus	Min Weeks of Pay	Max Weeks of Pay
Specialist	Pro Rata	12	21
Senior Specialist	Pro Rata	12	21
Manager	Pro Rata	12	21
Senior Manager	Pro Rata	12	26
Associate Director	Pro Rata	14	26
Director	Pro Rata	16	30
Senior Director	Pro Rata	20	30
Executive Director	Pro Rata	26	39
VP	Greater of Pro Rata or 75%	39	39

Additional benefits available to an eligible employee under the CIC Severance Policy include: (i) outplacement services and (ii) health coverage assistance. In addition, all outstanding time-based stock options and other stock-based awards subject to time-based vesting held by the eligible employee and issued by the Company prior to the closing date that are unvested as of the eligible employee’s date of termination shall accelerate and become fully exercisable or nonforfeitable as of immediately prior to the closing date.

For purposes of the CIC Severance Policy:

•

“Change in Control Period” shall mean the period commencing upon the date the Company enters into a written definitive agreement contemplating a Change in Control and ending on the earlier of (i) the date that is one year after the closing date or (ii) the date such agreement is otherwise terminated.

•	“Date of Termination” shall mean, with respect to an employee, the effective date of termination of the employee’s employment with the Company and all of its subsidiaries.

Future Arrangements

It is possible that Forma employees, including the executive officers, will enter into new compensation arrangements with Novo or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Novo or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Novo and/or its affiliates have been established.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, prior to the acceptance of Shares in the Offer, the Company will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Forma’s third amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Forma’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Forma or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Forma’s second amended and restated bylaws and charter also provide that Forma will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Pursuant to the terms of the Merger Agreement, Forma’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation as follows.

For six (6) years after the Effective Time, Novo shall, and shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Transactions, covering each such person currently covered by Forma’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; provided, however, neither Novo nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount most recently paid by the Company prior to the date of the Merger Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Novo shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in Novo’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Forma in its discretion, in consultation with Novo, prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium; provided further that, Forma shall use reasonable best efforts to obtain such prepaid policy and, to the extent that an estimate of such prepaid policy is not obtained within ten (10) days prior to the closing date, Novo shall have the right to seek and negotiate such prepaid policy, which such prepaid policy shall be purchased by Forma if obtained prior to the closing. If any such prepaid policies have been obtained prior to the Offer Acceptance Time, the Surviving Corporation shall (and Novo shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

For six (6) years after the Effective Time, the Surviving Corporation shall:

•

indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Forma or of a subsidiary of Forma (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Forma or any subsidiary of Forma or otherwise in connection with any action taken or not taken at the request of Forma or any subsidiary of Forma or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Forma (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•

(ii) fulfill and honor in all respects the obligations of Forma pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Forma certificate of incorporation or Forma bylaws as in effect on the date of the Merger Agreement.

The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If the Surviving Corporation fails to comply with its obligations and an Indemnified Party commences a suit which results in a determination that the Surviving Corporation failed to comply with such obligation, Novo shall pay such Indemnified Party his or her costs and expenses (including reasonable fees and expenses of legal counsel) in connection with such suit.

Section 16 Matters

Prior to the Effective Time, Forma and the Forma Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of shares of Shares (or any Company Option, Company RSU or Company Restricted Stock Award) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Forma, to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Forma Board

At a meeting of the Forma Board held on August 31, 2022, the Forma Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”); (ii) determined that the Transactions, including the Offer and the Merger, are in the best interests of Forma and its stockholders; (iii) resolved that the Merger Agreement and the Merger will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that the stockholders of Forma accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Forma Board unanimously recommends that Forma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On September 1, 2022, Forma and Novo each issued a joint press release announcing the Offer. The press releases of Forma and Novo are included as Exhibit (a)(1)(E) and Exhibit (a)(5)(C) respectively hereto, and are incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Forma Board or committees thereof or the representatives of Forma and other parties.

Forma is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. Forma’s lead product candidate, etavopivat, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of sickle cell disease (“SCD”). As further discussed below, Forma’s pipeline of small molecule drug candidates also includes olutasidenib, a selective inhibitor of mutant isocitrate dehydrogenase 1 that Forma recently out-licensed to a third party.

Forma’s senior management and the Forma Board regularly review Forma’s performance and prospects in light of its business and developments in the biotechnology and biopharmaceutical industries. From time to time, these reviews have included consideration of potential partnerships, collaborations and other strategic transactions to enhance stockholder value. In particular, these discussions have included the exploration of partnering opportunities with respect to the advancement and development of Forma’s product candidates with a number of biotechnology and pharmaceutical companies, including Novo. Forma’s senior management provided periodic updates regarding these discussions, including the discussions described below, to the Forma Board.

Early in 2021, representatives of Novo contacted representatives of Forma to discuss Novo’s interest in etavopivat, and the parties engaged in informal discussions related thereto. During these discussions, Novo indicated interest in entering into a collaboration with Forma regarding the etavopivat program. Forma’s senior management declined to pursue a collaboration with Novo at that time, determining that it was not in the strategic interests of Forma at such time to relinquish significant rights to its lead product candidate, etavopivat, given the early stage of development of etavopivat. These interactions did not result in any proposal being made concerning a partnering transaction.

From the first quarter of 2021 through early 2022, the Forma Board held meetings at which members of senior management were present and discussed the strategic, financial and operational challenges of operating Forma’s business in the then-current environment, including the macro-economic, industry and market conditions negatively impacting clinical-stage biotechnology companies such as Forma. The Forma Board discussed the need for meaningful capital investment to advance etavopivat expeditiously in SCD and more broadly through life cycle management and exploration in additional indications, fund its research and development efforts, expand its organization, and operate as a public company, as well as the risks and uncertainties associated with conducting clinical trials for its product candidates, pursuing related regulatory approvals and, if successful, launching and commercializing those products. The Forma Board further considered Forma’s current cash position, its near-term priorities and related cash requirements, and the lack of attractive financing alternatives given then-current market conditions.

As part of these discussions, in the first quarter of 2021, the Forma Board initiated a process with the assistance of two financial advisory firms to pursue a strategic partnership for olutasidenib, a product candidate in a registrational study for patients with relapsed/refractory acute myeloid leukemia (“AML”), to further develop and potentially commercialize olutasidenib, given the substantial capital investment required to advance this product candidate. In September 2021, the Forma Board established a Strategic Transaction Committee of the Forma Board (the “Transaction Committee”), for convenience (and not because of any actual or perceived conflicts of interests), comprised of Peter Wirth, an independent director, Marsha Fanucci, an independent director, Peter Kolchinsky, an independent director, and Frank D. Lee, the Chief Executive Officer of Forma, all of whom have significant strategic transaction experience, to facilitate the evaluation of possible partnership transactions involving olutasidenib. During December 2021 and January 2022, the Transaction Committee considered certain potential partnership opportunities involving olutasidenib that were presented by senior management. Ultimately, however, the Transaction Committee concluded that none of these potential olutasidenib partnerships were on terms attractive enough to be in the strategic interest of Forma to pursue at that time.

On November 12, 2021, Forma publicly disclosed in its quarterly report on Form 10-Q filed with the SEC that, based on on-going feedback from the U.S. Food and Drug Administration (the “FDA”), Forma would need to provide additional information to support accelerated approval for etavopivat and, although accelerated approval was still an available regulatory pathway, the FDA could determine that etavopivat is not eligible for accelerated approval.

On December 11, 2021, Forma presented updated results from its phase 1 study of etavopivat in SCD patients at the 63rd American Society of Hematology (ASH) Annual Meeting (the “ASH Annual Meeting”). Also at the ASH Annual Meeting, on December 13, 2021, Forma presented results from its phase 2 study of olutasidenib.

On December 16, 2021, as a follow-up to Forma’s etavopivat presentation at the ASH Annual Meeting, representatives of Novo initiated a discussion with representatives of Forma inquiring about a potential global license or asset acquisition of etavopivat. During this discussion, representatives of Forma again indicated that it was not in the strategic interests of Forma at that time to relinquish significant rights to its lead product candidate, etavopivat, given the Forma Board’s decision to pursue partnering of olutasidenib and focus on the development of etavopivat. This discussion did not result in any proposal being made concerning a partnering transaction, and the parties agreed to continue discussions regarding Novo’s continued interest in etavopivat in 2022.

From late December 2021 through early February 2022, in response to unsolicited inbound inquiries, representatives of Forma had business development discussions with representatives of three additional global pharmaceutical companies (referred to as “Party A,” “Party B” and “Party C”) regarding their interest in exploring potential partnerships, collaborations and other strategic transactions involving etavopivat. Forma entered into a mutual confidentiality agreement with each of Party A, Party B and Party C to facilitate the exchange of confidential information related to etavopivat. These confidentiality agreements did not include standstill obligations. Shortly after entering into the confidentiality agreement, Party C informed Forma that it was not interested in continuing discussions regarding etavopivat, because before proceeding further it would want to review further data and results from the etavopivat clinical trials, including regarding vaso-occlusive crises, which was not expected until late 2023. From February 2022 through early June 2022, representatives of Forma continued to engage in intermittent discussions with Party A and Party B regarding their interest in etavopivat. During these discussions, none of the parties made any proposals regarding a partnering or other transaction.

On January 12, 2022, Ludovic Helfgott, Executive Vice President, Rare Disease of Novo, contacted Mr. Lee to discuss Novo’s continued interest in etavopivat. Mr. Helfgott indicated that Novo was interested in acquiring global licensing rights for etavopivat. Mr. Helfgott also indicated Novo’s interest in pursuing a potential transaction that could be executed in the mid-2022 timeframe. Mr. Helfgott did not provide any economic terms for a potential transaction. Mr. Helfgott and Mr. Lee agreed that their respective management teams should continue discussions regarding Novo’s interest in etavopivat.

From January 13 through March 2022, representatives of Forma and Novo engaged in continuing discussions regarding Novo’s interest in etavopivat. In order to facilitate these discussions, Forma and Novo entered into a mutual confidentiality agreement related to etavopivat, effective as of January 18, 2022. This confidentiality agreement did not contain a standstill obligation.

In February 2022, Forma submitted a New Drug Application (“NDA”) with the FDA seeking regulatory approval of olutasidenib for the treatment of patients with relapsed/refractory AML.

In March 2022, Forma filed an amendment to its shelf registration statement with the SEC covering the potential sale of up to $400 million of its securities, at which time it also entered into an open market sale agreement for the purpose of making sales of its common stock in “at the market” offerings from time to time in an amount up to $200 million (the “ATM”). At various times throughout 2022 until entering into the exclusivity letter agreement with Novo in August 2022 discussed below, Forma also held discussions with various institutional investors to gauge their interest in a potential investment in Forma’s securities, either in a public or private offering. However, these discussions did not ultimately result in an offering of securities by Forma, and Forma did not make any sales under the ATM.

On March 17, 2022, representatives of Novo presented a high-level outline of a potential framework for a global strategic partnership regarding etavopivat, including the acquisition by Novo of global licensing rights for etavopivat (the “March 17 Framework”). The March 17 Framework did not include any economic terms.

On March 23, 2022, the Forma Board held a meeting at which members of senior management and representatives of Goodwin Procter LLP (“Goodwin”), Forma’s outside legal advisor, were present. This meeting was one of the regularly-scheduled meetings of the Forma Board which included a periodic review of Forma’s product candidates, programs and strategy with senior management. At this meeting, senior management provided a business update to the Forma Board, which included an update on the etavopivat program. Senior management reported on the recent discussions with third parties regarding the etavopivat program, including Novo’s interest in a global strategic partnership agreement for etavopivat. Senior management also reported on the current status of the process for partnering the olutasidenib program with a third party. The Forma Board also considered the risks and challenges facing Forma as a result of then-current macro-economic, industry and market conditions, its then-current cash position, the need for meaningful capital investment to advance Forma’s product candidates, and the lack of attractive financing alternatives at that time. Following these discussions, the Forma Board authorized senior management to continue discussions with third parties, including Novo, Party A and Party B, regarding the etavopivat program and assessing potential alternatives with respect to the olutasidenib program. Also at the meeting, the Forma Board confirmed that the duties and responsibilities of the Transaction Committee included the evaluation of possible partnership transactions involving etavopivat with one or more third parties.

From March 28 through April 28, 2022, representatives of Forma and Novo engaged in discussions regarding the high-level terms of Novo’s March 17 Framework and potential opportunities for a strategic partnership regarding etavopivat. During these discussions, Representatives of Forma proposed a United States co-promotion structure, in response to which the representatives of Novo reiterated that Novo was interested in acquiring global licensing rights for etavopivat, and was not interested in a United States co-promotion structure. Representatives of Novo also noted that Novo did not have a strategic interest in Forma’s oncology product candidates, namely, olutasidenib, FT-7051 and FT-3171 (collectively, the “oncology programs”).

On May 2, 2022, representatives of Novo presented a revised high-level outline of a potential framework for a global profit share for etavopivat in which Novo would assume all worldwide development and commercialization rights to etavopivat (the “May 2 Framework”). The May 2 Framework provided high-level economic terms for the etavopivat program including an upfront cash payment of $225 million, plus a cash payment of $200 million upon the first U.S. commercial sale of etavopivat, plus a cash payment of $50 million upon the first EU commercial sale of etavopivat, plus cash payments of up to $250 million based on additional sales milestones, and royalties in the range of 10 - 13%.

On May 9, 2022, the Transaction Committee held a meeting at which members of senior management were present. Senior management reported on the recent discussions with Novo, its interest in the etavopivat program and receipt of the May 2 Framework. Senior management also reviewed the discussions to date with Novo, Party A and Party B regarding potential partnering opportunities. Senior management reviewed a projected revenue forecast under different scenarios (including a base case) based on the May 2 Framework, noting in each case the amount of value attributed to etavopivat that Forma would receive and the impact that the May 2 Framework could have on Forma’s intrinsic value. The meeting participants discussed the May 2 Framework and the product candidates that would remain with Forma for development thereunder. The meeting participants also discussed that the May 2 Framework contemplated Novo acquiring a controlling interest in the etavopivat program including all rights to develop and commercialize etavopivat globally, which they believed represented substantially all of the intrinsic value of Forma at that time. Following discussion, the Transaction Committee concluded that a global profit share or license agreement for the etavopivat program under which Forma would relinquish all worldwide development and commercialization rights to etavopivat as proposed in the May 2 Framework would not be in the strategic interests of Forma at that time. The Transaction Committee authorized senior management to continue discussions with Novo regarding the etavopivat program and to determine whether Novo would consider alternative structures for a transaction involving etavopivat. The Transaction Committee also determined to provide Novo with access to limited etavopivat program diligence to encourage Novo to reconsider the structure for a potential transaction and to assist Novo in improving its position on the value of the etavopivat program.

Also at this meeting, the Transaction Committee discussed the advisability of engaging a financial advisor to assist Forma in its evaluation and negotiation of proposals for the etavopivat program and any other proposals for partnering or strategic transactions. Following this discussion, the Transaction Committee authorized senior management to have discussions with potential financial advisor candidates.

On May 12, 2022, Mr. Helfgott and Mr. Lee had a discussion regarding the May 2 Framework and Novo’s continued interest in the etavopivat program. During this discussion, Mr. Lee informed Mr. Helfgott that it was not in the strategic interest of Forma at that time to pursue a global partnership structure where Forma would relinquish substantial rights to etavopivat, which represented substantially all of the intrinsic value of Forma at that time. Mr. Lee indicated, however, that Forma would be open to considering other alterative transaction structures regarding the etavopivat program. In response, Mr. Helfgott offered other alternatives for discussion, including separating the rights to etavopivat by therapeutic indications or geographies, as well as Novo’s potential acquisition of the etavopivat program or the potential acquisition of Forma. Mr. Lee indicated that he did not believe that a therapeutic indication separation where Novo acquired the rights to the SCD indication would be in the strategic interest of Forma because SCD was the primary value driver of the etavopivat program. In response, Mr. Helfgott indicated that Novo would be interested in exploring a potential acquisition of Forma. During this discussion, Mr. Helfgott did not provide any economic terms for a potential transaction; nor did he make a proposal regarding an acquisition of the etavopivat program or Forma.

On May 16, 2022, Forma granted Novo access to a virtual data room containing information regarding the etavopivat program to assist Novo in improving its position on the value of the etavopivat program and the proposed structure of a potential transaction for etavopivat.

Later in May, members of Forma senior management, as authorized by the Transaction Committee, discussed with representatives of Centerview Partners LLC (“Centerview”) Forma’s business and prospects and the possibility of acting as its financial advisor in evaluating Novo’s proposals regarding the etavopivat program and any other proposals that might be received. Forma considered Centerview as a potential financial advisor to assist and advise Forma given, among other things, Centerview’s qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with clinical-stage companies like Forma.

On May 30, 2022, at the direction of the Transaction Committee, a representative of Centerview had a discussion with a representative of Novo in order to discuss Novo’s continued interest in the etavopivat program and the conversations held between Novo and Forma to date. The representative of Novo indicated that if Forma was not interested in pursuing a global partnership for the etavopivat program, Novo might be interested in acquiring Forma, and that Novo would require additional diligence to consider submitting a revised proposal.

On May 31, 2022, the Transaction Committee held a meeting at which members of senior management were present and representatives of Centerview were present for a portion of the meeting. Prior to the representatives of Centerview joining the meeting, the Transaction Committee discussed the engagement of Centerview as Forma’s financial advisor, and authorized senior management to negotiate customary terms of an engagement letter with Centerview, subject to approval by the Transaction Committee. Senior management then provided an update on recent discussions with Novo, Party A and Party B since the last Transaction Committee meeting, noting that no new economic terms had been proposed and that the discussions had focused on alternative transaction structures, including some high-level discussion regarding a potential acquisition of Forma by Novo. Representatives of Centerview reported on recent discussions with representatives of Novo and perceived level of interest. Following up on the Transaction Committee meeting held on May 9, 2022, the meeting participants further evaluated the May 2 Framework. Following discussion, the Transaction Committee again rejected the May 2 Framework, but authorized senior management and Centerview to continue discussions with Novo regarding its continued interest in a transaction involving etavopivat. Following the meeting, representatives of Centerview contacted representatives of Novo to confirm the Transaction Committee’s position regarding the May 2 Framework.

The Transaction Committee also discussed whether to contact other pharmaceutical companies, in addition to Novo, Party A and Party B, that might have interest in a transaction involving the etavopivat program. The meeting participants considered that Novo had not yet presented a proposal that the Transaction Committee considered actionable, and also noted that outreach could cause significant disruption to Forma, including the distraction of employees. Following discussion, the Transaction Committee determined not to contact additional parties at that time (given the risk that a leak could be disruptive to Forma’s employees and third party relationships and could adversely impact Novo’s interest in continuing to pursue a strategic transaction), but to retain the possibility of doing so in the future if the Forma directors determined doing so to be appropriate.

On June 8, 2022, the Forma Board held a regular meeting at which members of senior management were present during a portion of the meeting. Prior to the other members of senior management joining the meeting, Mr. Lee discussed with the Forma Board a proposed plan by senior management to focus Forma’s capital resources on the etavopivat program and shift away from the oncology programs, including potential plans to reduce costs to preserve available cash, discontinue or delay certain etavopivat and oncology program activities, adjust certain clinical timelines, and terminate certain employees engaged in the oncology programs for cost reduction purposes. The Forma Board discussed the impact of the planned refocus on Forma’s long-term cash forecast and the amount and sources of funding necessary to progress the etavopivat clinical trial and the traditional means to raise additional capital. Following discussion, the Forma Board determined to further consider at a subsequent meeting the plan to focus on the etavopivat program and shift away from the oncology programs. Senior management then joined the meeting and provided a business update to the Forma Board. Senior management reported on the recent discussions with Novo and the May 2 Framework, and the recent discussions with Party A and Party B. Senior management also reported on the current status of the process for partnering the olutasidenib program with third parties. Following discussion, the Forma Board authorized senior management and its advisors to continue discussions with Novo regarding its interest in a transaction involving etavopivat and to continue the olutasidenib partnering discussions.

On June 10, 2022, at Mr. Helfgott’s request, Mr. Helfgott and Mr. Lee met in-person in Boston, Massachusetts. At the meeting, Mr. Helfgott informed Mr. Lee of Novo’s interest in exploring a potential acquisition of Forma and intent to send a proposal letter to this effect. Mr. Lee responded that he would discuss the proposal with the Forma Board. Later that day, Mr. Helfgott submitted a letter to Forma providing for a non-binding proposal for an upfront cash payment of $410 million to acquire all of the outstanding common stock of Forma on a cash free, debt free basis, plus a contingent value right (“CVR”) of $120 million payable in cash upon the first commercial sale of etavopivat (the “June 10 Proposal”). The proposal stated that Novo did not have a strategic interest in Forma’s oncology programs and the proposal was based on Forma having no ongoing activities or liabilities associated with the oncology programs at the time of the transaction closing. The proposal also was based on Forma having no employees at the time of the transaction closing. (As discussed below, as a result of its due diligence review, Novo ultimately concluded that it wished to retain a significant number of the non-executive Forma employees following the closing to assist with the effective transition of the etavopivat program.) The June 10 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence. Mr. Lee informed the Forma Board of the June 10 Proposal.

Following receipt of the June 10 Proposal, senior management, with input from the Forma directors, had discussions with representatives of Centerview and Goodwin regarding the June 10 Proposal, noting that the June 10 Proposal did not provide a per share offer price and the aggregate purchase price proposed was on a cash-free, debt-free basis.

On June 14, 2022, at the direction of Forma senior management, a representative of Centerview had a discussion with a representative of Novo regarding the June 10 Proposal. During this discussion, the representative of Novo confirmed that Novo would resubmit a proposal stating a specific per share offer price. The representative of Novo also indicated that Novo had engaged Moelis & Company UK LLP (“Moelis”) as its financial advisor and Davis Polk & Wardwell LLP (“Davis Polk”) as its legal advisor in connection with the proposed transaction. The representatives also discussed the aspects of the June 10 Proposal regarding the oncology business and Forma employees without reaching agreement.

On June 15, 2022, Mr. Helfgott submitted a letter to Forma providing for a non-binding proposal to acquire all of the outstanding common stock of Forma at $8.20 per Share, plus an upfront cash amount per Share equal to Forma’s net cash balance at closing (net of any unpaid transaction costs), plus a CVR of $2.40 per Share payable in cash upon the first commercial sale of etavopivat (the “June 15 Proposal”). The proposal included an illustrative example that, assuming a closing net cash balance of $350 million, the total implied upfront cash consideration would be $15.20 per Share, and $17.60 per Share including the full value of the CVR. Otherwise the material terms of the June 15 Proposal were substantially the same as those of the June 10 Proposal.

On June 16, 2022, the Forma Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, Mr. Lee and representatives of Centerview reported to the Forma Board their recent conversations with representatives of Novo and receipt of the June 10 Proposal and the June 15 Proposal. Representatives of Goodwin reviewed with the members of the Forma Board their fiduciary duties in the context of an offer to acquire Forma. The meeting participants then discussed the June 15 Proposal from Novo and related process considerations in the event that the Forma Board decided to engage with Novo regarding the June 15 Proposal. The Forma Board then discussed the June 15 Proposal and potential responses to Novo, including whether to engage with Novo with respect to a potential transaction. The Forma Board also discussed that if Forma were to engage with Novo on their acquisition proposal, it would likely be in the best interests of Forma and its stockholders to maximize the upfront cash per share price paid at closing in lieu of including a CVR component, in an effort to maximize certainty in value for the Forma stockholders. The Forma Board discussed that Novo did not have a strategic interest in the oncology programs and that the June 15 Proposal was based on Forma having no ongoing activities or liabilities associated with the oncology programs and no employees at the time of the closing of the transaction. The Forma Board concluded that it was reasonable to expect that Novo would likely retain a number of Forma employees for effective transition of the etavopivat program following the closing of the proposed transaction. Representatives of Goodwin reviewed with the meeting participants that directors and management should not have any discussions with Novo regarding potential future roles, compensation or retention arrangements for Forma employees in connection with the proposed transaction until negotiation of all material economic terms of a transaction were complete. Senior management reviewed its long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of certain preliminary draft financial projections based on such long-range plan concerning Forma’s etavopivat and olutasidenib programs and described various aspects of Forma’s research, development and commercialization plans. The Forma Board provided feedback on the preliminary draft financial projections based on their knowledge of Forma and experience in the life sciences industry. See the heading titled “— Certain Financial Projections” for further information regarding the “Preliminary Draft Forecasts.” The Forma Board also discussed Forma’s prospects generally and its programs for etavopivat and oncology. The representatives of Centerview then reviewed with the Forma Board the June 15 Proposal from a financial point of view.

Following this discussion, the Forma Board directed Mr. Lee and Centerview to inform Novo that the June 15 Proposal was inadequate, but that Forma would provide additional targeted due diligence information to Novo (subject to the execution by Novo of an appropriate confidentiality agreement with a standstill provision), if it would potentially lead Novo to improve its position on value. The Forma Board also discussed whether any other pharmaceutical and biotechnology companies might have interest in a potential acquisition of Forma, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on Forma’s business of such leaks. As part of this discussion, the Forma Board considered prior interactions between Forma senior management and other industry participants, including Party A, Party B and Party C. The Forma Board also considered the limited number of companies with interest in SCD generally with the financial capability to consummate a transaction of this size, and the ability to move quickly and efficiently in a process. The Forma Board also considered the discussions conducted by Forma with other industry participants discussed above and the outcome of these discussions. After discussion, the Forma Board determined that outreach should include those parties other than Novo that would be most likely to have interest in Forma, be able to move decisively, and have the ability to consummate a transaction of this size and nature, which the Forma Board, with input from the representatives of Centerview, identified to be Party A, Party B and Party C.

Also at the meeting, the Forma Board expanded the duties and responsibilities of the Transaction Committee, for convenience (and not because of any actual or perceived conflicts of interests) in order to assist the Forma Board, as needed, in reviewing and negotiating any proposals that might be received by Forma regarding a potential strategic transaction, including a potential acquisition of Forma.

On June 17, 2022, Mr. Lee called Mr. Helfgott and informed him that a representative of Centerview would contact a representative of Novo to discuss feedback from the Forma Board on the June 15 Proposal.

On June 18, 2022, as directed by the Forma Board, a representative of Centerview informed a representative of Novo that the Forma Board had determined that the June 15 Proposal was inadequate, but that Forma would provide additional targeted due diligence information to Novo (subject to the execution by Novo of an appropriate confidentiality agreement with a standstill provision), if it would potentially lead Novo to improve its position on value. The representative of Novo indicated that Novo would proceed in this manner.

On June 19, 2022, Centerview, on behalf of Forma, provided a new form of confidentiality agreement to Moelis, on behalf of Novo, to be entered into in connection with the potential acquisition of Forma, which was negotiated over the next few days.

On June 20, 2022, representatives of Centerview had a discussion with representatives of Moelis. During this discussion, representatives of Centerview reiterated that the Forma Board expected an improved offer price from Novo. In response, representatives of Moelis indicated that Novo would provide a list of critical diligence items, and that Novo wanted to move quickly to execution and announcement of a transaction.

Also on June 20, 2022, at the direction of the Forma Board, representatives of Centerview contacted Party A, Party B and Party C, to ascertain interest in the potential acquisition of Forma, informing them that another global pharmaceutical company had expressed interest in pursuing a potential acquisition of Forma.

On June 22, 2022, representatives of Goodwin had a preliminary discussion with representatives of Davis Polk to discuss the June 15 Proposal. No terms were agreed to during this discussion.

On June 26, 2022, Party A informed representatives of Centerview without providing a specific reason that it was not interested in engaging with Forma with respect to a potential acquisition transaction.

On June 27, 2022, following negotiation between the parties, Forma and Novo entered into the aforementioned confidentiality agreement, which included customary non-disclosure provisions and a standstill provision that prohibited Novo, for 12 months from the date of the confidentiality agreement, from offering to acquire or acquiring Forma, and from taking certain other actions, including soliciting proxies, without the prior written consent of Forma, subject to the ability of Novo to make certain confidential proposals to Forma and to certain customary fall-away provisions to the standstill in the event of the entry, commencement or public announcement of certain change of control transactions involving Forma and any third party. Following the execution of the confidentiality agreement through the execution of the Merger Agreement, representatives of Novo and its advisors participated in numerous calls and meetings with management of Forma and its advisors as part of Novo’s due diligence review.

Also on June 27, 2022, following negotiation between the parties, Forma and Party B entered into a confidentiality agreement, which included customary non-disclosure provisions and a standstill provision that prohibited Party B, for 12 months from the date of the agreement, from offering to acquire or acquiring Forma, and from taking certain other actions, including soliciting proxies, without the prior written consent of Forma, subject to the ability of Party B to make certain confidential proposals to Forma and to certain customary fall-away provisions to the standstill in the event of the entry, commencement or public announcement of certain change of control transactions involving Forma and any third party.

On June 28, 2022, members of Forma management conducted a management presentation for Party B, with representatives of Centerview in attendance.

Also on June 28, 2022, Party C notified Centerview that it remained uninterested in engaging with Forma with respect to a potential acquisition transaction, because before proceeding it would want to review further data and results from the etavopivat clinical trials, including regarding vaso-occlusive crises, which was not expected until late 2023.

Also on June 28, 2022, a representative of Novo informed a representative of Centerview that due to the Novo team’s availability, Novo did not expect to submit a revised proposal until late July or early August.

During July 2022, Novo made many requests for additional due diligence items related to the etavopivat program, and representatives of Forma had further conversations with representatives of Novo regarding these items.

On July 19, 2022, Party B informed representatives of Centerview that, after review of diligence materials and the management presentation, it was not interested in further evaluating a potential acquisition of Forma, because of the risks inherent in acquiring a company with clinical development programs at such a stage and because before proceeding it would want to review further data and results from the etavopivat clinical trials, including regarding vaso-occlusive crises, which was not expected until late 2023.

On July 21, 2022, the Forma Board held a meeting at which members of senior management were present. This meeting was held to, among other things, further consider senior management’s proposed plan to focus on the etavopivat program and shift away from the oncology programs. At the meeting, senior management provided a business update to the Forma Board. Senior management also provided an update on management’s strategic review of Forma’s business and oncology programs. Senior management again discussed with the Forma Board senior management’s proposed plan to focus Forma’s capital resources on the etavopivat program and shift away from the oncology programs, including entering into a partnering transaction involving olutasidenib which constituted a substantial majority of the oncology programs. The meeting participants discussed the impact of the planned refocus on Forma’s capital requirements to complete its ongoing clinical trials for its etavopivat program and execute on its business plan. The meeting participants discussed the low likelihood that third parties would be interested in providing equity financing to Forma at attractive valuations in the then-current economic environment and that any such financing would likely be significantly dilutive to existing Forma stockholders. Following discussion, the Forma Board determined that it would be in the best interest of Forma stockholders for Forma to focus its activities on the etavopivat program at that time in order to extend Forma’s cash runway. The Forma Board authorized senior management to proceed with implementing various actions to refocus Forma’s business on the etavopivat program, including preserving cash available by partnering or discontinuing Forma’s research, preclinical, clinical and filing-stage oncology programs, with a reduction in force aligned with such changes, on such timeline as Forma’s senior management deemed to be in Forma’s best interest.

Also at the meeting, senior management reported on the current status of the process for a partnering transaction involving olutasidenib, noting the financial and other material terms contained in a definitive agreement that was close to final with Rigel Pharmaceuticals, Inc. (“Rigel”), and that the parties were targeting an announcement of the agreement on August 2, 2022, and the Forma Board authorized the execution of such agreement. Mr. Lee provided an update on Novo’s diligence efforts to date, perceived level of interest and the recent discussions with Novo, and also reported that each of Party A, Party B and Party C had declined interest in a potential acquisition of Forma.

Also at the meeting, during executive session, the Forma Board discussed the approval of the formal engagement of Centerview as Forma’s financial advisor. Senior management reviewed with the Forma Board the final terms of the proposed engagement letter with Centerview. Prior to the meeting, the Forma Board reviewed a customary relationship disclosure letter made available by Centerview with respect to Novo. Following review of this information, the Forma Board determined that the disclosed information would not impact Centerview’s ability to act effectively as financial advisor to Forma. At the meeting, the Forma Board authorized Forma to execute and deliver the engagement letter with Centerview on the terms presented at the meeting, which such engagement letter was executed by the parties shortly thereafter, effective as of July 19, 2022.

On July 27, 2022, Forma and Rigel entered into an exclusive, worldwide license agreement to develop, manufacture and commercialize olutasidenib. Under the terms of the agreement, Forma will receive an upfront payment of $2.0 million, and is eligible to receive an additional $17.5 million upon the achievement of certain near-term regulatory, approval, and first commercial sale milestones (the “Olutasidenib License Agreement”). In addition, under the Olutasidenib License Agreement, Forma is eligible to receive a total of up to an additional $215.5 million in connection with the achievement of certain development and commercial milestones. Forma is also eligible to receive tiered royalties in the low-teens to mid-thirties.

On July 31, 2022, a representative of Centerview had a discussion with a representative of Novo regarding the status of Novo’s due diligence review and timing for submitting a revised proposal. The Novo representative responded that the Board of Directors of Novo was meeting that week to consider and approve submission of a revised proposal and he expected Novo to provide the revised proposal to Forma shortly thereafter.

On August 2, 2022, Forma and Rigel announced that they had entered into the Olutasidenib License Agreement.

On August 3, 2022, Mr. Helfgott submitted a letter to Forma providing for a non-binding proposal to acquire all of the outstanding common stock of Forma at $15.25 per Share, plus a CVR of $2.40 per Share payable in cash upon FDA approval of etavopivat by December 31, 2026 (the “August 3 Proposal”). The proposal stated that Novo did not have a strategic interest in the oncology programs and that the proposal was based on Forma having no ongoing activities or liabilities associated with the oncology programs at the time of closing of the transaction. The proposal assumed the termination of substantially all full-time employees of Forma at the time of closing of the transaction, and also indicated that Novo was open to discussing the potential retention of a significant number of the non-executive Forma employees for effective transition of the etavopivat program. The proposal stated that Novo was targeting to complete its due diligence and announce a transaction by the end of August. The proposal also stated that Novo expected that RA Capital Management, L.P. (“RA Capital”), which holds approximately 19% of the outstanding Shares, would execute a support agreement in favor of the transaction. The August 3 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence.

On August 4, 2022, following discussion with Forma senior management, a representative of Centerview had a discussion with a representative of Novo regarding the August 3 Proposal to further understand Novo’s view on value, observing that it was largely unchanged following significant due diligence. The representative of Novo responded that the revised proposal reflected Novo’s view of value following the additional diligence. Later that day, representatives of Centerview had a similar discussion with representatives of Moelis, and indicated that Centerview would follow-up after the Forma Board had considered the August 3 Proposal.

On August 8, 2022, the Forma Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, representatives of Centerview reported on their recent discussions with representatives of Novo, their diligence efforts to date and perceived level of interest. Representatives of Goodwin again reviewed with the members of the Forma Board their fiduciary duties in the context of an offer to acquire Forma. At the meeting, the participants again discussed management’s long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan concerning the etavopivat program, the out-licensing of the olutasidenib program and potential sale or termination of the other oncology programs, as well the minor refinements made since the Draft Preliminary Forecasts were presented at the Forma Board meeting held on June 16, 2022. See the heading titled “— Certain Financial Projections” for further information regarding the “Forecasts.” The Forma Board also discussed Forma’s prospects generally on a standalone basis and its etavopivat program. After discussion of these matters, the Forma Board approved the Forecasts for use by Centerview in their financial analyses. The representatives of Centerview then reviewed the August 3 Proposal from a financial point of view based on the Forecasts. The Forma Board also considered the risks and challenges facing Forma as it continues to operate on a standalone basis (including those described in “— Reasons for the Recommendation”).

The meeting participants also discussed Novo’s interest in an acquisition of Forma and considered next steps and whether it would be beneficial to contact additional parties. The meeting participants discussed that Party A, Party B and Party C, which were the three other global pharmaceutical companies that the Forma Board considered reasonably likely to have potential interest in acquiring Forma had declined to engage with Forma regarding a potential sale transaction (one of which executed a confidentiality agreement with Forma and received a management presentation by Forma). The Forma Board also again considered the limited number of companies interested in SCD generally with the financial capability to consummate a transaction of this size and the ability to move quickly and efficiently in a process, and noted that broader outreach could cause significant disruption to Forma and put at risk a potential transaction with Novo. Following discussion, the Forma Board determined that it was unlikely additional parties would in fact engage or offer terms competitive with the August 3 Proposal, that a leak could be disruptive to Forma’s employees and third-party relationships and could adversely impact Novo’s interest in continuing to pursue an acquisition of Forma, and concluded not to contact additional parties at that time. The Forma Board then discussed process considerations to attempt to maximize the value that Novo would offer to pay to Forma’s stockholders in the transaction. In particular, the Forma Board discussed how to maximize the upfront cash per share price paid at closing in lieu of including a CVR component, in an effort to maximize certainty in value for the Forma stockholders. After discussion and the financial review by Centerview at this meeting, the Forma Board directed management and its advisors to continue discussions with Novo, and directed Centerview to determine whether Novo would be willing to increase the upfront cash per share price to the “low $20s.”

On August 9, 2022, as authorized by the Forma Board, a representative of Centerview communicated to a representative of each of Novo and Moelis separately that the August 3 Proposal was insufficient and that the Forma Board was seeking an upfront cash per share price in the “low $20s.”

On August 14, 2022, Mr. Helfgott contacted Mr. Lee to discuss Novo’s continued interest in a potential acquisition of Forma and indicated that a revised proposal was forthcoming. Later that day, Mr. Helfgott submitted a letter to Forma providing for a non-binding proposal to acquire all of the outstanding common stock of Forma at $19.00 per Share, plus a CVR of $2.40 per Share payable in cash upon FDA approval of etavopivat by December 31, 2026 (the “August 14 Proposal”). The proposal stated that it would only be valid until August 16, 2022, after which it would be considered withdrawn. Otherwise, the material terms of the August 14 Proposal were substantially the same as those of the August 3 Proposal.

Later on August 14, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. Mr. Lee reported to the Transaction Committee his recent conversation with Mr. Helfgott and receipt of the August 14 Proposal. The Transaction Committee then discussed process considerations to attempt to maximize the upfront cash value that Novo would offer to pay Forma stockholders in the transaction. The meeting participants also discussed that it would be desirable to seek an improved proposal from Novo prior to the Forma Board meeting the next day. After discussion, including discussions regarding the financial review by Centerview based on the Forecasts during the Forma Board meeting held on August 8, 2022, the Transaction Committee directed Mr. Lee and Centerview to continue to negotiate with Novo in an effort to further increase the upfront cash per share price to at least $20.00 in lieu of including a CVR in the transaction, in order to maximize certainty in value for the Forma stockholders.

On August 15, 2022, Mr. Lee contacted Mr. Helfgott in an effort to increase the upfront price, as authorized by the Transaction Committee. Mr. Helfgott indicated that Novo had very limited, if any, flexibility above the previously offered August 14 Proposal price, but that Novo may be open to converting the CVR into an increase in the upfront cash per share price. On the same day, as authorized by the Transaction Committee, a representative of Centerview spoke with representatives of Moelis in an effort to increase the upfront price.

Also on August 15, 2022, the Forma Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. Mr. Lee reported to the Forma Board his recent conversations with Mr. Helfgott. Representatives of Centerview provided an update on their recent conversations with Moelis. The Forma Board then discussed process considerations to attempt to maximize the upfront cash per share value that Novo would offer to pay to Forma’s stockholders in the transaction. In doing so, the Forma Board discussed the potential payout scenario for the proposed CVR with representatives of Centerview on a risk-adjusted basis (taking into account management’s estimate of the probability of success) and the time value of money. After discussion, including discussions regarding the financial review by Centerview based on the Forecasts during the Forma Board meeting held on August 8, 2022, the Forma Board directed Mr. Lee to continue to negotiate with representatives of Novo and to make a counteroffer to Novo of an upfront cash per share price of $20.00, in lieu of including a CVR in the transaction. Representatives of Goodwin also reviewed with the Forma Board key terms to be included in a merger agreement in the event that a transaction with Novo were to proceed.

On August 16, 2022, Mr. Lee contacted Mr. Helfgott and verbally delivered the counteroffer authorized by the Forma Board. Mr. Helfgott responded that Novo would consider the counteroffer.

Later on August 16, 2022, Mr. Helfgott verbally informed Mr. Lee that Novo was prepared to increase its upfront cash per Share price to $20.00 in lieu of including a CVR in the transaction (the “August 16 Proposal”). Mr. Helfgott stated that Novo was not willing to go beyond this improved offer price, and that in exchange for Novo’s commitment to increase its offer, Novo would require exclusivity through the end of August or early September. Mr. Helfgott indicated that Novo’s increased offer was subject to approval by the Board of Directors of Novo, which he expected to be granted. Mr. Lee indicated that he would inform the Forma Board of Novo’s increased offer and requirement of exclusivity.

Also on August 16, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. Mr. Lee reported to the Transaction Committee on his recent conversations with Mr. Helfgott and receipt of Novo’s August 16 Proposal. After discussion, the Transaction Committee determined that in its view it had obtained Novo’s best and final offer, and the Transaction Committee agreed that it was in the best interests of Forma and its stockholders to proceed with Novo’s August 16 Proposal and authorized senior management and Centerview to inform Novo of the Transaction Committee’s decision to proceed towards a potential transaction. The Transaction Committee also discussed Novo’s requirement of an exclusive negotiating period and the fact that the three other global pharmaceutical companies that the Forma Board considered reasonably likely to have a potential interest in acquiring Forma at the value initially proposed by Novo (i.e., Party A, Party B and Party C) had declined to engage with Forma regarding a potential sale transaction. After discussion, the Transaction Committee determined that it was in the best interests of Forma and its stockholders to enter into a limited exclusivity period with Novo in exchange for the increased offer price and in order to expeditiously work towards execution of a merger agreement on the terms of the August 16 Proposal. The participants at the meeting also discussed expected process and timing considerations to attempt to execute a merger agreement with Novo based on the August 16 Proposal as expeditiously as possible. After discussion, the Transaction Committee authorized senior management and its advisors to continue to negotiate with representatives of Novo on the basis of the August 16 Proposal and to enter into an exclusivity period with Novo through the end of August.

On August 17, 2022, Mr. Helfgott informed Mr. Lee via email that the Board of Directors of Novo had confirmed the terms of the August 16 Proposal including an upfront cash price per Share of $20.00, pending satisfactory confirmatory due diligence and final approval by the Board of Directors of Novo of the merger agreement. Mr. Helfgott also indicated that Novo’s advisors would deliver a draft exclusivity agreement to Forma’s advisors that day.

Also on August 17, 2022, Forma granted Novo and its advisors expanded access to a virtual data room to enable Novo to perform its confirmatory due diligence review of Forma. In addition to its review of the virtual data room, from August 17, 2022 through the execution of the Merger Agreement, representatives of Novo and its advisors participated in numerous calls and meetings with senior management of Forma and its advisors as part of its due diligence review.

Later on August 17, 2022, Forma and Novo entered into a letter agreement providing for exclusive negotiations between the parties until August 31, 2022, which permitted Forma to continue negotiations and discussions regarding the oncology programs with third parties.

Also on August 17, 2022, Goodwin provided Davis Polk with an initial draft of the Merger Agreement prepared by Goodwin. During the period from August 24 through August 31, 2022, Goodwin and Davis Polk discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules. The transaction under the draft Merger Agreement was structured as a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL.

On August 18, 2022, Mr. Lee informed the Forma Board that the Board of Directors of Novo had confirmed agreement on the terms of the August 16 Proposal for an upfront cash per Share price of $20.00 and that Forma and Novo had entered into the exclusivity letter agreement.

Thereafter, Forma senior management discussed with the Compensation Committee of the Forma Board (the “Compensation Committee”) proposals for severance benefits for non-executive Forma employees and retention of a significant number of the non-executive Forma employees by Novo for effective transition of the etavopivat program in the event that a transaction with Novo were to proceed. These proposals included memorializing Forma’s current severance guidelines for non-executive employees into a single written change-in-control severance policy, which the Compensation Committee subsequently adopted. Members of the Compensation Committee authorized Forma senior management and its advisors to discuss these matters with Novo given the parties’ agreement on the $20.00 per Share price.

On August 19, 2022, members of Forma senior management had their first discussion with members of Novo management regarding the retention of certain Forma employees following the closing to assist Novo with the effective transition of the etavopivat program. As a result of its ongoing due diligence review, Novo had concluded that it wished to retain a significant number of Forma employees following the closing to assist with the effective transition of the etavopivat program. Representatives of Centerview were also in attendance during these discussions. During the period from August 19 through August 31, 2022, the parties and their advisors continued these discussions, including regarding, among other things, (1) the level of compensation and benefits to be provided generally to non-executive Forma employees retained after the closing, (2) the duration of the expected retention periods following the closing, (3) the treatment of severance benefits to non-executive employees, and (4) the treatment of non-executive Forma employees to be terminated at closing. As a result of these discussions, Novo and Forma agreed that as soon as reasonably practicable following the execution of the Merger Agreement, Novo, with Forma’s assistance, would identify certain Forma roles and positions that would be needed to assist Novo with the effective transition of the etavopivat program for certain periods of time following the closing. The parties also agreed that discussions with Forma employees regarding potential future roles, compensation or retention arrangements in connection with the foregoing would not occur until following the execution of the Merger Agreement.

On August 20, 2022, Goodwin provided an initial draft of the tender and support agreement to Davis Polk proposed to be executed by certain RA Capital affiliates, including Dr. Kolchinsky, in their capacity as equity holders of Forma, under which they would agree, among other things, to tender the Shares beneficially owned by them to Novo in the Offer.

From August 24 through August 31, 2022, representatives of Goodwin, with input from the Forma Board (including through the Transaction Committee) and senior management, and Novo’s representatives and representatives of Davis Polk exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things, (1) the representations and warranties to be made by the parties, (2) the provisions relating to regulatory approval matters, (3) the restrictions on the conduct of Forma’s businesses until completion of the transaction, (4) exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (5) the ability of Forma under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (6) the conditions to completion of the Offer and the Merger, (7) matters regarding the treatment of the oncology programs, (8) matters regarding the retention of a significant number of the non-executive Forma employees following the closing to assist Novo with the effective transition of the etavopivat program, as discussed above, (9) the remedies available to each party under the Merger Agreement, including the triggers for the termination fee payable to Novo, (10) the amount of such termination fee (which the parties ultimately agreed in the Merger Agreement to be 3.25% of the equity value of the transaction), and (11) the terms of the tender and support agreement proposed to be executed by certain RA Capital affiliates in their capacity as equity holders of Forma concurrently with the execution of the Merger Agreement.

On August 25, 2022, representatives of Forma management and Novo management met near Forma’s offices in Watertown, Massachusetts for a number of in-person meetings to discuss outstanding due diligence items and certain open issues in the Merger Agreement.

On August 29, 2022, the Transaction Committee held a meeting at which members of Forma’s senior management and representatives of Centerview and Goodwin were present. At this meeting, representatives of Goodwin provided an update on the negotiation of the Merger Agreement. Mr. Lee provided an update on the continuing discussions with Novo and the recent in-person meetings between the Forma and Novo teams.

On August 31, 2022, representatives of Goodwin and Davis Polk finalized the open items in the Merger Agreement and the corresponding disclosure schedules. Novo also communicated to Forma that Novo had completed its due diligence review and that the Board of Directors of Novo had authorized Novo to enter into the Merger Agreement.

On the evening of August 31, 2022, the Forma Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present, to consider approval of the proposed transaction with Novo. Representatives of Goodwin reviewed the fiduciary duties of the Forma Board in this context and the terms of the final proposed transaction documentation with Novo, including the merger agreement. Representatives of Goodwin also discussed the change-in-control severance policy previously adopted by the Compensation Committee and the agreement with Novo regarding the retention of a significant number of the non-executive Forma employees following the closing to assist Novo with the effective transition of the etavopivat program, including the potential for arrangements for executive officers described in the section under the caption “— Arrangements Between Forma and its Executive Officers, Directors and Affiliates.” The meeting participants noted that these matters were discussed and agreed upon with Novo only after negotiation of all material economic terms of the transaction were completed. After discussion, the members of the Compensation Committee approved these matters. Also at the meeting, representatives of Centerview reviewed with the Forma Board Centerview’s financial analyses of the Offer Price, and rendered to the Forma Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 31, 2022, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “— Opinion of Forma’s Financial Advisor.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “— Reasons for the Recommendation”), the Forma Board unanimously adopted resolutions (1) declaring it advisable that Forma enter into the Merger Agreement, (2) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement were in the best interests of Forma and its stockholders, (3) authorizing and approving the execution, delivery and performance by Forma of the Merger Agreement and the consummation by Forma of the Offer and the Merger, (4) resolving that the Merger Agreement and the Merger will be effected under Section 251(h) of the DGCL, and (5) resolving to recommend that Forma stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

During the night of August 31, 2022, Forma, Novo and Purchaser executed the Merger Agreement, and all signatories to the Tender and Support Agreement executed the Tender and Support Agreement.

Before the opening of trading of the stock markets on September 1, 2022, Forma and Novo issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the Shares at the Offer Price.

On September 15, 2022, Purchaser commenced the Offer and Forma filed this Schedule 14D-9.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Forma Board consulted with Forma’s senior management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Forma and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Forma Board reviewed, evaluated, and considered a significant amount of information and numerous reasons and benefits of the Offer and the Merger, each of which the Forma Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Forma Board recommends that Forma’s stockholders tender their Shares in response to the Offer:

Offer Price. The Forma Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $20.00 per Share represents:

•	a 52% premium to the closing price of $13.18 on August 30, 2022;

•	a 97% premium to the trailing volume-weighted average price of $10.15 for the 30-trading day period ended on August 30, 2022; and

•

that in its view it had obtained Novo’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price and Merger Consideration represented the highest per-Share consideration reasonably obtainable.

Forma’s Operating and Financial Condition and Prospects. The Forma Board considered Forma’s operating and financial performance and its prospects, including certain prospective forecasts for Forma prepared by Forma’s senior management, which reflect an application of various assumptions of senior management. The Forma Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “— Certain Financial Projections,” and that, as a result, Forma’s actual financial results in future periods could differ materially from senior management’s forecasts. The Forma Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of Forma executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating to the macro-economic, industry and market conditions negatively impacting valuations of and the outlook for clinical-stage biotechnology companies such as Forma with lead programs in clinical trials, the substantial overhead burden of Forma, the need for meaningful capital investment to advance its product candidates, fund its research and development efforts, expand its organization, and operate as a public company, the continuing challenges of patient enrollment in its clinical trials, the significant time before data from ongoing clinical trials could be reported and regulatory advancements could be made, the dependence on the success of a single lead product candidate, uncertainty in obtaining accelerated approval by the FDA for etavopivat, the risks and cost associated with building a sales and marketing infrastructure, the risks and costs associated with achieving full FDA approval for, and successfully launching and commercializing etavopivat for the treatment of SCD, the lack of a presence in territories outside of the United States (“ex-US”) and therefore the risks and costs associated with partnerships to assist in the global development and commercialization of products ex-US, Forma’s lack of experience in conducting studies in critical ex-US SCD enrollment geographies, and the disruption to the business resulting from exiting the oncology programs. The Forma Board also considered the risks and challenges facing Forma as a result of its current cash position and discussed the risks, challenges, and strategic opportunities facing Forma, taking into consideration the outlook for its clinical trials of etavopivat, its near-term cash requirements, and the low likelihood that third parties would be interested in providing equity financing to Forma at attractive valuations that would not be significantly dilutive to existing Forma stockholders. The Forma Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Forma and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in Forma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and subsequent quarterly reports on Form 10-Q).

Potential Strategic Alternatives. The Forma Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s stand-alone plan. The Forma Board considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally. The Forma Board also considered the fact that Forma’s product candidates had not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for Forma’s current product candidates and development programs.

Product Commercialization and Development Risks; Existing Resources. The Forma Board considered the status and prospects for Forma’s current pipeline, including the fact that Forma is heavily dependent on the success of etavopivat, its lead product candidate, for which there is no near-term potential regulatory approval. The Forma Board considered the risk that etavopivat will not be approved or, if approved, successfully commercialized for any indications. The Forma Board considered the fact that Forma will require significant additional capital in order to complete the remaining clinical development for its product candidate, expand development to additional indications to maximize the value of the etavopivat program, and potentially commercialize this product candidate, as well as fund its other ongoing operations. The Forma Board also considered that, while Forma may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Forma’s existing stockholders, might only be available on unfavorable terms, or might not be available at all. The Forma Board also considered that, based on Forma’s business plan and its cash position, Forma had concluded that Forma would need to raise significant amounts of additional capital to complete all of its ongoing clinical trials and execute on its business plan.

Negotiation Process. The Forma Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by Forma with the knowledge and at the direction of the Forma Board and with the assistance of its financial and legal advisors. The Forma Board also considered the enhancements that Forma and its advisors were able to obtain as a result of robust arm’s-length negotiations with Novo, including the increase in the valuation offered by Novo from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Forma Board considered the process conducted by Forma, with the assistance of representatives of Centerview, to identify potential buyers taking into account the expected interest of parties in SCD product candidates generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process, the outcome of those discussions, and the fact that none of these parties, other than Novo, had expressed interest in a strategic transaction such as the Offer and the Merger.

Opinion of Financial Advisor. The Forma Board considered the opinion of Centerview rendered to the Forma Board on August 31, 2022, which was subsequently confirmed by delivery of a written opinion dated August 31, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Forma’s Financial Advisor.” The full text of the written opinion, dated August 31, 2022, of Centerview has been included as Annex I to this Schedule 14D-9 and are incorporated herein by reference.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Forma Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of Forma under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Forma Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a Superior Proposal, (4) Forma’s right to terminate the Merger Agreement under certain circumstances in order to accept a Superior Proposal and enter into an agreement with respect to such Superior Proposal, (5) the respective termination rights of Forma and Novo, and (6) the $34,500,000 termination fee payable by Forma under certain circumstances, which the Forma Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Forma Board entered into an agreement for a Superior Proposal.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Forma Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger

Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Novo to obtain the required regulatory approvals in the Merger Agreement. The Forma Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Forma Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Forma Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which Forma’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Forma Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Forma Board considered the termination date under the Merger Agreement on which either Novo or Forma, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Forma would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The Forma Board also considered that the termination date automatically extends by up to four months in certain circumstances involving the non-satisfaction of conditions relating to antitrust laws.

Appraisal Rights. The Forma Board considered the availability of statutory appraisal rights to Forma’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Novo. The Forma Board considered the business reputation and capabilities of Novo and its management and the substantial financial resources of Novo and, by extension, Purchaser, which the Forma Board believed supported the conclusion that a transaction with Novo and Purchaser could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Forma Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in Forma, while avoiding Forma’s regulatory, commercialization and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.

In the course of its deliberations, the Forma Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that Forma’s stockholders will not be entitled to participate in any potential future benefit from Forma’s execution of management’s stand-alone strategic business plan;

•

the effect of the public announcement of the Merger Agreement, including effects on Forma’s pre-commercialization activities, Forma’s relationship with its partners and other business relationships, and Forma’s ability to attract and retain key management and personnel;

•

the fact that the Merger Agreement precludes Forma from actively soliciting alternative takeover proposals and requires payment by Forma of a $34,500,000 termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by Forma to accept a Superior Proposal;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Forma’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Forma will have incurred significant transaction costs, and Forma’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of Forma’s business prior to completion of the Offer which could delay or prevent Forma from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the fact that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Forma’s management will be required, potentially resulting in disruptions to the operation of Forma’s business;

•

the interests that certain directors and executive officers of Forma may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of Forma or the interests of Forma’s other stockholders generally, as described in Item 3 under the heading titled “— Arrangements Between Forma and its Executive Officers, Directors and Affiliates”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Forma Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Forma Board. In view of the wide variety of reasons and factors considered, the Forma Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Forma Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Forma Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Forma Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information — Cautionary Note Regarding Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Forma Board believed were appropriate to consider, the Forma Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that Forma’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

To Forma’s knowledge, after making reasonable inquiry, all of Forma’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Forma does not yet have any marketed products and does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, as described in “— Background of the Offer and the Merger,” in connection with its strategic planning process and at the direction of the Forma Board in connection with its evaluation of the proposed transaction with Novo, Forma’s senior management prepared long-range projections of revenue and costs for fiscal years 2022 through 2040 based on its view of the prospects for Forma on a stand-alone basis with respect to Forma’s programs for etavopivat and olutasidenib (the “Forecasts”). These Forecasts and the Preliminary Draft Forecasts (as defined below) reflect a risk-adjusted outlook and were based on certain internal assumptions about the probability of technical success and regulatory approval, epidemiology, timing of commercial launch, sales ramp, near-term spend on Forma’s oncology programs, market size, market share, pricing, expected cash burn rate, in the case of the Forecasts estimated net cash of approximately $360 million as of September 30, 2022, competition, partnering and licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, ability to raise future capital, including the impact of future capital raises on current stockholders, and other relevant factors relating to Forma and etavopivat and olutasidenib. The Forecasts and the Preliminary Draft Forecasts were developed solely using the information available to Forma management at the time they were created.

The Forecasts were provided to and considered by the Transaction Committee and the Forma Board in connection with their respective evaluations of the Transactions in comparison to Forma’s other strategic alternatives. The Forecasts also were provided to Centerview Partners LLC (“Centerview”), and the Forma Board directed Centerview to use the Forecasts in its financial analyses and opinion (as summarized above under “— Opinion of Forma’s Financial Advisor”), and the Forecasts were the only financial projections with respect to Forma used and relied upon by Centerview in rendering its opinion. The Forecasts and the Preliminary Draft Forecasts were not provided to Novo.

The summaries of the Forecasts and the Preliminary Draft Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Forma Board to evaluate strategic transactions considered by the Forma Board, including the transactions contemplated by the Offer and the Merger Agreement and to Centerview for Centerview’s financial analyses and opinion. The summaries of the Preliminary Draft Forecasts are being included in this Schedule 14D-9 for informational purposes only and neither the Forma Board nor Centerview relied on the Preliminary Draft Forecasts. The Forecasts and the Preliminary Draft Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Each of the Forecasts and the Preliminary Draft Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, including as a result of Forma not currently having any marketed products, and many of which are beyond Forma’s control. Because the Forecasts and the Preliminary Draft Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Forma’s business and its results of operations. Each of the Forecasts and the Preliminary Draft Forecasts was prepared by Forma’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Forma’s control. As a result, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts accurately reflect future trends or accurately estimate the future market for Forma’s product candidates. Each of the Forecasts and the Preliminary Draft Forecasts was developed solely using the information available to Forma’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in any of the Forecasts or the Preliminary Draft

Forecasts not being achieved include, but are not limited to: (1) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (2) regulatory approvals and related timelines; (3) the market acceptance of Forma’s potential products; (4) Forma’s development of potential products and product candidates for different indications; (5) the availability of third-party reimbursement; (6) the impact of competitive products and pricing; (7) the effect of regulatory actions; (8) the availability of partnering arrangements outside the US on favorable terms or at all and the terms of the out-license agreement for olutsadienib publicly announced by Forma on August 2, 2022; (9) the effect of global economic conditions; (10) conditions in the financing markets and access to sufficient capital; (11) changes in applicable laws, rules and regulations; (12) accuracy of certain accounting assumptions; (13) changes in actual or projected cash flows; and (14) other risk factors described in Forma’s annual report on Form 10-K for the fiscal year ended December 31, 2021, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts and the Preliminary Draft Forecasts may be affected by Forma’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of Forma’s product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that Forma will obtain the regulatory approvals necessary for the commercialization of its product candidates, or that Forma’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Forma may market or commercialize. Since the Forecasts and the Preliminary Draft Forecasts cover a long period of time, the Forecasts and the Preliminary Draft Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on Forma’s product candidates. The Forecasts and the Preliminary Draft Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Forma’s independent registered public accounting firm nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or the Preliminary Draft Forecasts or expressed any opinion or any form of assurance related thereto.

Each of the Forecasts and the Preliminary Draft Forecasts was not prepared with a view toward public disclosure. The inclusion of the Forecasts and the Preliminary Draft Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Forma, Novo, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts or the Preliminary Draft Forecasts necessarily predictive of actual future events, and none of the Forecasts or the Preliminary Draft Forecasts should be relied upon as such or construed as financial guidance. None of Forma, Novo, Purchaser or any of their respective affiliates assumes any responsibility for the accuracy of this information. None of Forma, Novo, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from any of the Forecasts or the Preliminary Draft Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile any of the Forecasts or the Preliminary Draft Forecasts to reflect circumstances existing after the date any of the Forecasts or the Preliminary Draft Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts and the Preliminary Draft Forecasts are shown to be in error. None of Forma, Novo, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Forma or Novo stockholders regarding the ultimate performance of Forma compared to the information contained in any of the Forecasts or the Preliminary Draft Forecasts, the likelihood that the Forecasts and the Preliminary Draft Forecasts will be achieved consistent with any of the Forecasts or the Preliminary Draft Forecasts or at all, the results of Forma’s clinical trials, the potential timing and approval of commercial launch of any of Forma’s future products, the effectiveness or marketability of Forma’s product candidates, or the overall future performance of Forma. The Forecasts and the Preliminary Draft Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts will be realized, and actual results may vary materially from those shown. None of Forma, Novo, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from any of the Forecasts or the Preliminary Draft Forecasts.

The Forecasts and the Preliminary Draft Forecasts were reasonably prepared by Forma management on bases reflecting the best currently available estimates and judgments of the Forma management as to the matters covered thereby. The Forecasts and the Preliminary Draft Forecasts were prepared assuming Forma’s continued operation as a stand-alone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to Forma’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. Forma senior management believed the assumptions used in the preparation of these Forecasts and the Preliminary Draft Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of achieving sales for etavopivat, the success of Forma’s clinical pipeline, market size, market share, the effect of regulatory actions, the decisions of third-party partners, the ability to out-license products, the likelihood of receiving royalties from out-licensed assets, success of clinical testing, the effect of global economic conditions, availability of third-party reimbursement, increases in regulatory oversight, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Forma’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in each of the Forecasts and the Preliminary Draft Forecasts.

Certain of the measures included in the Forecasts and the Preliminary Draft Forecasts, including unlevered free cash flow in the Forecasts, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The summary of the Forecasts and Draft Preliminary Forecasts below is included solely to give Forma’s stockholders access to the information that was made available to the Forma Board and Centerview, and is not included in this Schedule 14D-9 in order to influence any Forma stockholder to make any investment decision with respect to Offer and the Merger or as to whether or not such holder should tender shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Centerview for purposes of its financial analysis as described above in the section titled “ — Opinion of Forma’s Financial Advisor” or by the Forma Board in connection with its consideration of the Offer and the Merger. Accordingly, we have not provided a reconciliation of any financial measures included in any of the Forecasts or the Preliminary Draft Forecasts.

Forma undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts or the Preliminary Draft Forecasts to reflect circumstances existing after the date such Forecasts or the Preliminary Draft Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts or the Preliminary Draft Forecasts are shown to be in error. None of Forma, or, to the knowledge of Forma, Novo or Purchaser, intends to make publicly available any update or other revisions to any of the Forecasts or the Preliminary Draft Forecasts, except as otherwise required by law.

The Forecasts for the applicable fiscal years are summarized below (in millions):

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Net Revenue	—	$62	$5	$6	$66	$103	$191	$274	$324	$348
Gross Profit	—	$62	$5	$6	$64	$97	$179	$257	$305	$327
R&D Expense	($150)	($111)	($87)	($82)	($55)	($24)	($20)	($17)	($15)	($14)
Sales & Marketing Expense	($15)	($11)	($11)	($21)	($31)	($34)	($37)	($42)	($50)	($51)
G&A Expense	($34)	($40)	($27)	($19)	($19)	($20)	($20)	($21)	($21)	($22)
EBIT	($199)	($99)	($119)	($117)	($42)	$19	$101	$178	$219	$240

	2032	2033	2034	2035	2036	2037	2038	2039	2040
Total Net Revenue	$361	$372	$387	$394	$405	$416	$428	$427	$82
Gross Profit	$339	$350	$364	$370	$381	$391	$402	$401	$77
R&D Expense	($13)	($13)	($13)	($13)	($13)	($13)	($13)	($13)	($3)
Sales & Marketing Expense	($52)	($53)	($53)	($54)	($55)	($55)	($56)	($57)	($9)
G&A Expense	($22)	($22)	($23)	($23)	($24)	($24)	($25)	($25)	($5)
EBIT	$252	$262	$275	$280	$289	$299	$309	$305	$60

In addition, at the direction of Forma management, Centerview utilized unlevered free cash flows for the fourth quarter of fiscal year 2022 and the fiscal years 2023 through 2040 in its discounted cash flow analysis, which were calculated solely based on the Forecasts provided by Forma management and approved for Centerview’s use by the Forma Board. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Forecasts or other projected financial information provided by Forma management. For purposes of calculating the discounted cash flow, Centerview calculated per Forma’s management the estimated (i) benefit of taxes saved from net operating losses and research and development tax credits, and (ii) impact of future equity raises, including implied future dilution, taking into account the dilutive impact of the assumed $50 million capital raise in 2023 at $12.00 per share (including a 5% spread) and the net present value of the cost to raise $250 million in 2024 at a 10% discount and a 5% spread. The calculation of unlevered free cash flows does not take into account the effect of any net operating losses, which were calculated together with research and development tax credits separately.

($ in millions)

		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Net Revenue		—	$62	$5	$6	$66	$103	$191	$274	$324	$348
EBIT		($199)	($99)	($119)	($117)	($42)	$19	$101	$178	$219	$240
Less: Tax Expense (if Profitable)(1)		—	—	—	—	—	(4)	(21)	(37)	(46)	(50)
Less: CapEx		(0)	—	(0)	(0)	(0)	(0)	(0)	(1)	(1)	(2)
Plus: D&A		2	2	2	2	1	0	0	1	1	2
Less: Change in Net Working Capital		—	(0)	(1)	(2)	(5)	(8)	(11)	(12)	(11)	(6)
Unlevered Free Cash Flow	4Q22: ($45)	($197)	($97)	($118)	($117)	($46)	$7	$69	$128	$162	$184

	2032	2033	2034	2035	2036	2037	2038	2039	2040
Net Revenue	$361	$372	$387	$394	$405	$416	$428	$427	$82
EBIT	$252	$262	$275	$280	$289	$299	$309	$305	$60
Less: Tax Expense (if Profitable)(1)	(53)	(55)	(58)	(59)	(61)	(63)	(65)	(64)	(13)
Less: CapEx	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(2)
Plus: D&A	3	3	3	3	3	3	3	3	2
Less: Change in Net Working Capital	(2)	(2)	(2)	(2)	(2)	(2)	(2)	3	44
Unlevered Free Cash Flow	$197	$205	$216	$220	$227	$235	$242	$244	$91

(1)	Tax rate of 21% per Forma’s management. Excludes the impact of the Company’s net operating losses.

Prior to the preparation of the Forecasts, Forma’s senior management prepared a draft of preliminary long-range projections of revenue and costs for fiscal years 2022 through 2040 based on its view of the prospects for Forma on a stand-alone basis with respect to Forma’s programs for etavopivat and olutasidenib (the “Preliminary Draft Forecasts”), that were provided to Centerview to permit them to conduct preliminary financial analyses of Forma. On June 16, 2022, at a meeting of the Forma Board, the Preliminary Draft Forecasts were provided to the Forma Board for preliminary discussions. Following that meeting of the Forma Board, management revised the Preliminary Draft Forecasts to account for eliminating the assumption of accelerated regulatory approval for etavopivat and correspondingly extending the timeline and increasing the spend for commercialization of etavopivat, decreasing the assumptions for spend on Forma’s oncology programs as a result of the out-licensing of olutasidenib and the termination of the remaining oncology programs and Forma’s cash burn rate as approved on July 21, 2022 at a meeting of the Forma Board, and reflecting the final terms for the out-license of olutasidenib publicly announced by Forma on August 2, 2022. Such revisions to the Preliminary Draft Forecasts resulted in the Forecasts described above. The Preliminary Draft Forecasts are being provided for informational purposes only as the Preliminary Draft Forecasts were not used or relied upon by Centerview for purposes of its opinion, nor were they used by the Transaction Committee or the Forma Board in evaluating the proposed transaction, nor were they provided to Novo. The Preliminary Draft Forecasts for the applicable fiscal years are summarized below (in millions):

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Net Revenue	$12	$61	$2	$48	$74	$160	$251	$325	$371	$394
Gross Profit	$12	$61	$2	$47	$70	$150	$236	$306	$349	$370
R&D Expense	($157)	($123)	($104)	($90)	($61)	($28)	($25)	($23)	($22)	($20)
Sales & Marketing Expense	($18)	($21)	($27)	($29)	($31)	($34)	($37)	($42)	($50)	($51)
G&A Expense	($35)	($43)	($25)	($19)	($19)	($19)	($20)	($20)	($21)	($21)
EBIT	($198)	($126)	($154)	($90)	($42)	$68	$154	$221	$256	$277

	2032	2033	2034	2035	2036	2037	2038	2039	2040
Total Net Revenue	$408	$420	$436	$443	$455	$468	$481	$481	$99
Gross Profit	$383	$395	$410	$417	$429	$440	$452	$452	$93
R&D Expense	($20)	($20)	($19)	($19)	($19)	($19)	($18)	($16)	—
Sales & Marketing Expense	($52)	($53)	($53)	($54)	($55)	($55)	($56)	($57)	($9)
G&A Expense	($21)	($22)	($22)	($23)	($23)	($24)	($24)	($25)	($14)
EBIT	$290	$300	$315	$321	$332	$343	$354	$354	$71

In light of the foregoing factors and the uncertainties inherent in each of the Forecasts and the Preliminary Draft Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts and the Preliminary Draft Forecasts.

Opinion of Forma’s Financial Advisor

On August 31, 2022, Centerview rendered to the Forma Board its oral opinion, subsequently confirmed in a written opinion, dated August 31, 2022, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 31, 2022, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Forma Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than as specified in such opinion) of the Offer Price to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated August 31, 2022 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2020;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” (see “ – Certain Financial Projections”) and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. Centerview also conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than as specified in such opinion) of the Offer Price to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid in the Offer and the Merger to the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Forma Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Forma Board in connection with Centerview’s opinion, dated August 31, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 30, 2022 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts (for more details, including the unlevered free cash flows used in Centerview’s analysis, please see the section titled “ – Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of September 30, 2022, using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using the mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2022 and ending on December 31, 2040, utilized by Centerview at the direction of the Company management and approved by the Forma Board for use by Centerview as set forth in the section titled “ – Certain Financial Projections”;

(ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 80% year-over-year in perpetuity, as directed by the Company management; and

(iii) tax savings from usage of federal net operating losses and future losses as set forth in the Forecasts;

(b) and adding to the foregoing results the Company’s estimated net cash of $360 million as of September 30, 2022, as set forth in the Internal Data, plus the present value of an assumed $50 million capital raise in 2023 (the “2023 Capital Raise”), and minus the present value of the estimated costs associated with an assumed $250 million capital raise in 2024, as set forth in the Forecasts and further described in the section titled “ – Certain Financial Projections”.

Centerview divided the results of the foregoing calculations by the Company’s fully diluted Shares (determined using the treasury stock method and taking into account in-the-money options and restricted stock units) outstanding as of August 30, 2022 and taking into account the expected dilutive effect of the 2023 Capital Raise, as directed by the Company management.

This analysis resulted in an implied per Share equity value range for the Shares of approximately $10.80 to $12.55. Centerview then compared this range to the Offer Price of $20.00 per Share in cash, without interest, proposed to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Forma Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ending on August 30, 2022, which reflected low and high closing prices for the Shares during such period of $5.10 to $24.89 per Share.

•

Analyst Price Target Analysis. Centerview reviewed the stock price target for the Shares in Wall Street research analyst reports publicly available as of August 30, 2022, which indicated low and high stock price targets for the Shares ranging from $23.00 to $53.00 per Share.

•

Precedent Premiums Paid. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 80% premiums to the Company’s closing stock price on August 30, 2022 of $13.18, which resulted in an implied price range of approximately $19.75 to $23.70 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Forma Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Forma Board or management of the Company with respect to the Offer Price or as to whether the Forma Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Forma Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the

Company or the Forma Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of Centerview’s written opinion, except for its current engagement, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of Centerview’s written opinion, Centerview has not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Forma Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with Forma. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the Forma Board, the Company has agreed to pay Centerview an aggregate fee of approximately $22 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Pursuant to Centerview’ engagement letter with Forma, Forma retained Centerview as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Centerview provided to the Forma Board Centerview’ opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation — Opinion of Forma’s Financial Advisor,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Centerview’s services as the financial advisor to the Forma Board, the Company has agreed to pay Centerview an aggregate fee of approximately $22 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither Forma nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Forma on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs and issuances by Forma with respect thereto and (ii) the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by Forma or, to the knowledge of Forma after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.

Recent Transactions by Forma and Directors, Executive Officers, Affiliates and Subsidiaries of Forma

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Melian Agustin	July 11, 2022	Acquisition of Company RSUs as a result of initial grant of equity upon admission as member of Forma Board.	79,000	$0.00
Melian Agustin	July 11, 2022	Acquisition of Company Options as a result of initial grant of equity upon admission as member of Forma Board.	118,000	$8.20

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Forma is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Forma’s securities by Forma or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Forma;

•	any purchase, sale or transfer of a material amount of assets of Forma; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Forma.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Forma Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Forma and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Forma’s executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 27, 2022. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Forma’s named executive officers would receive, assuming that (i) the Effective Time occurs on August 31, 2022 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Forma’s named executive officers experiences a qualifying termination of employment at the Effective Time (other than Patrick Kelly, whose employment terminated on August 3, 2022 but who currently provides consulting services); (iii) the unvested Company Options, Company RSUs, and Company Restricted Stock Awards outstanding as of August 31, 2022, are to be cancelled in exchange for the cash payment described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Treatment of Equity Awards in the Transaction”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and

(v) no named executive officer enters into any new agreement with Forma or Novo or becomes entitled to, prior to the Effective Time, additional compensation or benefits.

Potential Change in Control Payments to Named Executive Officers

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
Frank D. Lee	$1,513,575	$11,043,850	$52,000	$12,609,425
Todd Shegog	$643,948	$2,736,013	$32,500	$3,412,461
Patrick Kelly	—	$2,252,749	—	$2,252,749

(1)

Per Mr. Lee’s employment agreement, upon a termination by Forma without Cause (as defined in his employment agreement) or if Mr. Lee leaves Forma due to the existence of a Good Reason Condition (as defined in his employment agreement) within the three months preceding or within one year following the Effective Time, Mr. Lee is entitled to 1.5 times the sum of (i) his base salary and (ii) his target annual bonus, payable in lump sum. Per Mr. Shegog’s employment agreement, upon a termination by Forma without Cause (as defined in his employment agreement) or if Mr. Shegog leaves Forma due to the existence of a Good Reason Condition (as defined in his employment agreement) within the three months preceding or within one year following the Effective Time, Mr. Shegog is entitled to a severance payment equal to the sum of (i) one year of base salary and (ii) his current target annual bonus, payable in lump sum. The calculations in the table are based on each named executive officer’s annual base salary rate in effect in July 2022 ($651,000 for Mr. Lee and $459,963 for Mr. Shegog) and each named executive officer’s target annual bonus rate in effect in July 2022 (an amount equal to 55% of annual base salary for Mr. Lee and 40% of annual base salary for Mr. Shegog). Such severance arrangements constitute “double trigger” arrangements and are payable within 60 days after the Date of Termination (as defined in such executive’s employment agreement) or, if later, the Effective Time; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Code will be paid in the second calendar year by the last day of such 60-day period. The amount of each type of payment is shown in the following table:

Name	Severance ($)	Target Bonus ($)	Total ($)
Frank D. Lee	$976,500	$537,075	$1,513,575
Todd Shegog	$459,963	$183,985	$643,948

(2)

Represents the value of accelerated vesting of Company RSUs, and Company Options and Company Restricted Stock Awards held by the named executive officers as of August 31, 2022. Per their employment agreements, each of Messrs. Lee and Shegog is entitled to “double trigger” accelerated vesting of equity awards if he experiences a termination without Cause or leaves the Company due to the existence of a Good Reason Condition within three months preceding or within one year following completion of the Effective Time. In addition, per Dr. Kelly’s consulting agreement dated August 4, 2022, Dr. Kelly is entitled to “double trigger” accelerated vesting of equity awards if he experiences a termination of his consulting services without Cause (as defined in his original employment agreement) or leaves the Company due to the existence of a Good Reason Condition (as defined in his original employment agreement) within three months preceding or within one year following the Effective Time; the Company has delivered notice to Dr. Kelly that his consulting services will be terminated without Cause effective November 3, 2022. However, as described in the section titled “— Effect of the Transactions on Company Equity Awards” above, the vesting of all outstanding equity awards, including those held by our named executive officers, is being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement upon the Effective Time, regardless of whether our named executive officers are terminated following the Effective Time. These constitute “single trigger” arrangements. The amount of each type of payment is shown in the following table.

Name	Unvested Company Options ($)	Company RSUs ($)	Company Restricted Shares ($)	Total ($)
Frank D. Lee	$7,744,250	$3,299,600	—	$11,043,850
Todd Shegog	$1,821,913	$914,100	—	$2,736,013
Patrick Kelly	$1,474,229	$747,500	$31,020	$2,252,749

(3)

Pursuant to Messrs. Lee and Shegog’s respective employment agreements, upon termination by the Company without cause or if such individual leaves the Company due to the existence of a Good Reason Condition within the three months preceding or within one year following the Effective Time, Mr. Lee is entitled to receive continued health and welfare benefits for a period of eighteen (18) months, while Mr. Shegog is entitled to receive continued health and welfare benefits for a period of twelve (12) months. Company contributions for such health and welfare benefits continuation will be paid to the applicable group health plan on the Company’s regular payroll dates.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, Novo has agreed to as soon as reasonably practicable after the date of the Merger Agreement identify certain Forma employees (which may include certain Forma executive officers) to assist Novo in the effective transition of the etavopivat program following the closing of the Merger (each, a “Transition Employee”) to receive an offer of employment from Novo for a transition period following the closing of the Merger (such period, the “Transition Period”). Novo will provide, or cause to be provided, to each employee who continues employment with Novo during the Transition Period, (A) a base salary at least equal to that provided to such Transition Employee as of immediately prior to the closing of the Merger, and (B) a bonus payment upon Closing equal to (i) if the Transition Employee is eligible to participate in the CIC Severance Policy, a pro-rated target annual cash bonus for the pre-closing period of calendar year 2022, or (ii) if the Transition Employee is subject to an employment agreement providing for severance benefits, the Transition Employee’s full target bonus or a multiple thereof, as outlined in the applicable employment agreement (the bonuses outlined in the foregoing subsections (i) and (ii) the “Closing Bonuses”).

Each Transition Employee who accepts an offer to become employed by Novo will also be eligible to receive an amount equal to (A) the severance that the Transition Employee would have received under the CIC Severance Policy or the Transition Employee’s employment agreement, as applicable, if his or her termination of employment occurred at the closing of the Merger minus (B) the Closing Bonus for such Transition Employee (the “Transition Severance Payment”). The Transition Severance Payment will be paid no later than on the earliest to occur of (i) the end of the Transition Period applicable to the Transition Employee and (ii) the date of such Transition Employee’s termination of employment with Novo and its affiliates for any reason other than by Novo or its affiliate for “cause” (including any termination of employment due to voluntary resignation, termination by Novo without “cause,” death or disability), subject to such employee’s execution of a release of claims.

In addition, each Transition Employee who accepts an offer to become employed by Novo will be eligible to receive a retention bonus from Novo or one of its affiliates in such amount as determined by Novo in consultation with Forma, which shall be paid at the end of the Transition Period.

In addition, Novo has agreed to (i) provide health and disability insurance benefits to Transition Employees that are substantially comparable in the aggregate to those provided by Novo to similarly situated employees (excluding retiree medical benefits), and (ii) use commercially reasonable efforts (solely to the extent permitted under the applicable Novo welfare benefit plan and/or insurance contract) to waive all limitations as to pre-existing conditions and waiting periods to the same extent that such pre-existing conditions and waiting periods would not have applied or would have been waived under the corresponding Company benefit plan in which such Transition Employee was a participant immediately prior to his or her commencement of participation in such Novo welfare benefit plan. To the extent relevant, service credit will be provided by Novo to Transition Employees for purposes of vesting and eligibility to participate under any benefit plans in which Transition Employees are eligible to participate during the Transition Period to the same extent service credit was provided under the corresponding Company benefit plan.

Each (i) Forma employee who is not designated as a Transition Employee and (ii) Transition Employee who does not accept an offer to become employed by Novo will terminate employment at the closing of the Merger and will receive his or her full severance under the Company’s CIC Severance Policy or such employee’s employment agreement, as applicable, subject to such employee’s execution of a release of claims.

Vote Required to Approve the Merger

The Forma Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Forma does not anticipate seeking the approval of Forma’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Forma, Novo and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Forma in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware

Forma is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Novo and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Forma as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Forma Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Forma in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Forma who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Forma will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Forma’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Forma at 300 North Beacon Street, Suite 501, Watertown, Massachusetts 02472, Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform Forma of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Forma, 300 North Beacon Street, Suite 501, Watertown, Massachusetts 02472, Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously own such shares through the effective date of the merger and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be given to the person within 10 days after a request by such person for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly-available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Forma, please see Forma’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the SEC on August 5, 2022.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Novo and Forma filed a

Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on September 12, 2022. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen days, and will expire at 11:59 p.m. Eastern Time on September 27, 2022. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period (although the practice of granting early termination has been temporarily suspended by the FTC and Antitrust Division), or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Novo and/or Forma. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Novo and Forma do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 relates to Novo, Forma and the acquisition of Forma by Novo and includes express or implied forward-looking statements about the proposed acquisition of Forma by Novo, etavopivat, its therapeutic benefits and its regulatory development pathway, and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Novo and Forma. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied: statements regarding the business combination and related matters, closing conditions, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses; statements of targets, plans, objectives or goals for future operations, including those related to Novo’s and Forma’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Forma’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Novo and Forma, or at all; failure to realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Novo’s or Forma’s common stock and/or Novo’s or Forma’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; delay or failure of projects related to research and/or development; unplanned loss of patents; interruptions of supplies and production, product recalls, unexpected contract breaches or terminations; government-mandated or market-driven price decreases for Novo’s or Forma’s products; introduction of competing products; reliance on information technology; Novo’s or Forma’s ability to successfully market current and new products; Novo’s, Forma’s, and their collaborators’ ability to continue to conduct research and clinical programs; exposure to product liability and legal proceedings and investigations; changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing; perceived or actual failure to adhere to ethical marketing practices; investments in and divestitures of domestic and foreign companies; unexpected growth in costs and expenses; failure to recruit and retain the right employees; failure to maintain a culture of compliance; and epidemics, pandemics or other public health crises and their impact on Novo’s and Forma’s respective businesses, operations, supply chain, patient enrollment and retention, clinical trials, strategy, goals and anticipated milestones. A more complete description of these and other material risks can be found in Novo’s and Forma’s filings with the SEC, including annual reports on Form 20-F and Form 10-K, as applicable, for the year ended December 31, 2021 and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents filed by Novo and Purchaser, and the Schedule 14D-9 to be filed by Forma. Any forward-looking statements speak only as of the date of this Schedule 14D-9 and are made based on the current beliefs and judgments of Novo’s and Forma’s management, and the reader is cautioned not to rely on any forward-looking statements made by Novo or Forma. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, neither Novo nor Forma is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by Forma Therapeutics Holdings, Inc. and Novo Nordisk A/S, dated September 1, 2022 (incorporated by reference to Exhibit 99.2 to the 8-K filed by Forma with the SEC on September 1, 2022).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on September 15, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Opinion, dated August 31, 2022, of Centerview Partners LLC (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release issued by Novo Nordisk A/S, dated September 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Novo with the SEC on September 1, 2022).

Exhibit No.	Description

(a)(5)(C)	Social media posts by Novo Nordisk A/S or its representatives, posted on September 1, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Novo with the SEC on September 1, 2022).

(a)(5)(D)	Letter to Employees from Frank D. Lee, President and Chief Executive Officer of Forma, first used on September 1, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(E)	Employee Q&A, first used on September 1, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(F)	LinkedIn posts by Forma and Forma’s management, posted on September 1, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(G)	Forma Twitter post, posted on September 1, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(H)	Letter to investors from Todd Shegog, Senior Vice President and Chief Financial Officer of Forma, first used on September 1, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(I)	Form of Key Stakeholder Letter, first used on September 1, 2022 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(a)(5)(J)	Email to employees of Forma regarding equity and change in control resources, first used on September 1, 2022 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Forma with the SEC on September 1, 2022).

(e)(1)	Agreement and Plan of Merger, dated as of August 31, 2022, among Novo Nordisk A/S, NNUS New Dev, Inc., and Forma Therapeutics Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forma with the SEC on September 1, 2022).

(e)(2)	Confidentiality Agreement, dated as of June 27, 2022, between Novo Nordisk Health Care AG and Forma Therapeutics Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Mutual Confidentiality Agreement, dated January 18, 2022, between Novo Nordisk Health Care AG and Forma Therapeutics Holdings, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Tender and Support Agreement, dated as of August 31, 2022, between Novo Nordisk, NNUS New Dev, Inc. and certain stockholders of Forma Therapeutics Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Forma with the SEC on September 1, 2022).

(e)(5)	Exclusivity Agreement, dated as of August 17, 2022, between Novo Nordisk Health Care AG and Forma Therapeutics Holdings, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	2012 Amended and Restated Equity Incentive Plan.*

(e)(7)	2019 Stock Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by Forma with the SEC on May 29, 2020).

(e)(8)	2020 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by Forma with the SEC on June 15, 2020).

(e)(9)	Inducement Non-Qualified Stock Option Agreement and Inducement Restricted Stock Unit Agreement, each dated July 11, 2022, between Forma Therapeutics Holdings, Inc. and Agustin Melian (incorporated by reference to Exhibits 99.1 and 99.2 to the Form S-8 filed by Forma with the SEC on August 5, 2022).

Exhibit No.	Description

(e)(10)	Inducement Non-Qualified Stock Option Agreement and Inducement Restricted Stock Unit Agreement each dated July 11, 2022, between Forma Therapeutics Holdings, Inc. and Linea Aspesi (incorporated by reference to Exhibits 99.3 and 99.4 to the Form S-8 filed by Forma with the SEC on August 5, 2022).

(e)(11)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to the Form 10-K filed by Forma with the SEC on March 1, 2022).

(e)(12)	Senior Executive Cash Incentive Bonus Plan, as amended (incorporated by reference to Exhibit 10.5 to the Form S-1/A filed by Forma with the SEC on June 15, 2020).

(e)(13)	2020 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.5 to the Form S-1/A filed by Forma with the SEC on June 15, 2020).

(e)(14)	Form of Indemnification Agreement between Forma Therapeutics Holdings, Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.6 to the Form S-1/A filed by Forma with the SEC on June 15, 2020).

(e)(15)	Form of Amended and Restated Employment Agreement, (incorporated herein by reference to Exhibit 10.11 to the Form S-1/A filed by Forma with the SEC on June 15, 2020).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 15, 2022

Forma Therapeutics Holdings, Inc.

By:	/s/ Frank D. Lee
Name: Frank D. Lee
Title: President and Chief Executive Officer

Annex I

Opinion of Centerview Partners LLC

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

August 31, 2022

The Board of Directors

Forma Therapeutics Holdings, Inc. 300 North

Beacon Street, Suite 501

Watertown, Massachusetts 02472

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of voting common stock, par value $0.001 per share and the outstanding shares of non-voting common stock, par value par value $0.001 per share (collectively, the “Shares”) (other than Excluded Shares, as defined below), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), of the $20.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Novo Nordisk A/S, a Danish aktieselskab (“Parent”), NNUS New Dev, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $20.00 per Share, net to the seller in cash, subject to any withholding of taxes required under applicable tax law and without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, any Subsidiary (as defined in the Merger Agreement) of Parent (excluding Merger Sub) or any Subsidiary of the Company or Merger Sub, (iii) Shares irrevocably accepted for payment in the Tender Offer or (iv) Shares outstanding immediately prior to the effective time of the Merger that are held by a holder who is entitled to demand and properly exercises and perfects such holder’s demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the shares referred to in clauses (i) through (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $20.00 per Share in cash, without interest, (the $20.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement provided on August 31, 2022 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2020; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. We also conducted such financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not

2

address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

3

Annex II

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

1

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in

2

writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such

3

shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such

4

person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

5